Exhibit 99.1

2025 Notice of Annual General Meeting and Explanatory Notes OPTHEA

01 OPTHEA Notice of Annual General Meeting and Explanatory Notes Date: Tuesday, November 11, 2025 Time: 9:00am (Melbourne time) Location: The meeting will be held virtually via https://meetnow.global/MSRDPVW In this document you will find: (a) a notice of annual general meeting; and (b) explanatory notes which have an explanation of, and information about, the resolutions set out in the notice of annual general meeting. Enclosed separately is a proxy form with attendance and registration details Contents Notice of Annual General Meeting and Explanatory Notes 01 Notice of Annual General Meeting 02 Notes 05 Explanatory Notes 12 Glossary 22 Annexure A Non‑Executive Directors Share and Option Plan Rules 23 Annexure B Long‑Term Incentive Plan Rules 53

2025 Notice of Annual General Meeting and Explanatory Notes 02 Notice of Annual General Meeting The annual general meeting of Opthea Limited (Opthea or the Company), will be held virtually via https://meetnow.global/MSRDPVW on Tuesday, November 11, 2025 at 9:00am (Melbourne time). This notice of annual general meeting (Notice) should be read in conjunction with the accompanying notes (including in relation to the required voting majorities, Directors’ recommendations and voting, voting exclusion statements, appointment of the Chair as your proxy, how to vote and proxies) and the explanatory notes accompanying the resolutions to be put to Shareholders and the accompanying proxy form, all of which are incorporated in, and comprise part of, this Notice. If you are unable to attend the annual general meeting, please complete and return the enclosed proxy form in accordance with the specified directions. Important notice regarding attendance and the virtual meeting In accordance with its constitution, the Company has decided to hold this meeting virtually online to ensure all Shareholders can participate in the meeting. Shareholders will not be able to attend the meeting in person. In order to cast their votes or participate in the meeting, the Company strongly encourages all Shareholders who wish to vote to do so by: (a) participating in the virtual meeting and casting a vote online; or (b) appointing the Chair as their proxy (and where desired, direct the Chair how to vote on a Resolution) by completing and returning the proxy form. Attending the meeting online If you choose to participate online on the day of the meeting you will be able to view a live webcast of the meeting, ask the Directors questions online and submit your vote in real time. To participate online you will need to visit https://meetnow.global/MSRDPVW on your smartphone, tablet or computer. To make the registration process quicker, please have your SRN/HIN and registered postcode or country code ready. Proxyholders will need to contact Computershare prior to the meeting to obtain their login details. To participate in the meeting online, please follow the instructions below. 1. Click on ‘Join Meeting Now’. 2. Enter your SRN/HIN. Proxyholders will need to contact Computershare on +61 3 9415 4024 one hour prior to the meeting to obtain their login details. 3. Enter your postcode registered to your holding if you are an Australian Shareholder. If you are an overseas Shareholder, select the country of your registered holding from the dropdown list. 4. Accept the Terms and Conditions and ‘Click Continue’. You can view the meeting live, ask questions verbally or via a live text facility and cast votes at the appropriate times while the meeting is in progress. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible. For further instructions on how to participate online, please view the online meeting user guide at www.computershare.com.au/virtualmeetingguide

03 OPTHEA Notice of Annual General Meeting (continued) Business 1. FINANCIAL STATEMENTS AND REPORTS To receive and consider: (a) the financial statements; (b) the Directors’ report; and (c) the auditor’s report, of Opthea for the year ended June 30, 2025. 2. OTHER BUSINESS To deal with any other business that may legally be brought before the annual general meeting in accordance with Opthea’s constitution and the Corporations Act 2001 (Cth) (Corporations Act). Resolutions 3. RE‑ELECTION OF DIRECTOR –DR. JEREMY LEVIN (RESOLUTION 1) To consider and, if thought fit, to pass the following resolution as an ordinary resolution: That Dr. Jeremy Levin, who is retiring by rotation in accordance with article 58.1 of the Company’s constitution, and being eligible, be re‑elected as a director of the Company. 4. RE‑ELECTION OF DIRECTOR –MS. KATHY CONNELL (RESOLUTION 2) To consider and, if thought fit, to pass the following resolution as an ordinary resolution: That Ms. Kathy Connell, appointed by the Board as a director of Opthea on November 15, 2024, and who will retire at the meeting in accordance with article 57.2 of Opthea’s constitution, and being eligible, be re‑elected as a director of Opthea. 5. ADOPTION OF REMUNERATION REPORT (RESOLUTION 3) To consider and, if thought fit, to pass the following resolution as an ordinary resolution: That, for the purposes of section 250R(2) of the Corporations Act and for all other purposes, the remuneration report for the Company for the year ended June 30, 2025 be adopted. Note: In accordance with section 250R(3) of the Corporations Act, the vote on this Resolution will be advisory only and will not bind Opthea or its Directors. 6. ISSUE OF OPTIONS TO MR. LAWRENCE GOZLAN UNDER THE NED PLAN (RESOLUTION 4) To consider and, if thought fit, to pass the following resolution as an ordinary resolution: That approval is given for all purposes, including for the purpose of ASX Listing Rule 10.14 and sections 200B and 200E of the Corporations Act, to the issue of 41,000,000 options to Mr. Lawrence Gozlan, to acquire by way of issue upon exercise of the options, a like number of Shares in the Company, pursuant to the Company’s non‑executive director share and option plan (NED Plan), on the terms set out in the explanatory notes which accompany this Notice. Note: If approval is given under ASX Listing Rule 10.14 (which will be an effect of passing the above Resolution), approval is not required under ASX Listing Rules 7.1 and 10.11.

2025 Notice of Annual General Meeting and Explanatory Notes 04 7. ISSUE OF OPTIONS TO MS. KATHY CONNELL UNDER THE NED PLAN (RESOLUTION 5) To consider and, if thought fit, to pass the following resolution as an ordinary resolution: That approval is given for all purposes, including for the purpose of ASX Listing Rule 10.14 and sections 200B and 200E of the Corporations Act, to the issue of 41,000,000 options to Ms. Kathy Connell, to acquire by way of issue upon exercise of the options, a like number of Shares in the Company, pursuant to the Company’s NED Plan, on the terms set out in the explanatory notes which accompany this Notice. Note: If approval is given under ASX Listing Rule 10.14 (which will be an effect of passing the above Resolution), approval is not required under ASX Listing Rules 7.1 and 10.11. 8. ISSUE OF OPTIONS TO DR. JEREMY LEVIN UNDER THE LTIP (RESOLUTION 6) To consider and, if thought fit, to pass the following resolution as an ordinary resolution: That approval is given for all purposes, including for the purpose of ASX Listing Rule 10.14 and sections 200B and 200E of the Corporations Act, to the issue of 48,000,000 options to Dr. Jeremy Levin, to acquire by way of issue upon exercise of the options, a like number of Shares in the Company, pursuant to the Company’s long‑term incentive plan (LTIP), on the terms set out in the explanatory notes which accompany this Notice. Note: If approval is given under ASX Listing Rule 10.14 (which will be an effect of passing the above Resolution), approval is not required under ASX Listing Rules 7.1 and 10.11. By order of the Board October 8, 2025.. Karen Adams Company Secretary

05 OPTHEA Notes Required voting majorities All of the Resolutions require a simple majority of the eligible votes cast by Shareholders present and voting at the meeting, whether in person, by proxy or attorney, or in the case of corporate Shareholders or proxies, by a natural person representative, to be cast in favour of the relevant Resolution. Directors’ recommendations and voting RESOLUTION 1 – RE‑ELECTION OF DIRECTOR –DR. JEREMY LEVIN The Board (Dr. Levin abstaining) unanimously recommends that all Shareholders entitled to vote, vote in favour of Resolution 1. RESOLUTION 2 – RE‑ELECTION OF DIRECTOR –MS. KATHY CONNELL The Board (Ms. Connell abstaining) unanimously recommends that all Shareholders entitled to vote, vote in favour of Resolution 2. RESOLUTION 3 – ADOPTION OF REMUNERATION REPORT The Board unanimously recommends that all Shareholders entitled to vote, vote in favour of Resolution 3. Voting exclusions apply to certain persons. See the section below headed ‘Voting exclusion statements’ for further details. RESOLUTION 4 – ISSUE OF OPTIONS TO MR. LAWRENCE GOZLAN UNDER THE NED PLAN The Board (Mr. Gozlan abstaining) unanimously recommends that all Shareholders entitled to vote, vote in favour of Resolution 4. Voting exclusions apply to certain persons. See the section below headed ‘Voting exclusion statements’ for further details. RESOLUTION 5 – ISSUE OF OPTIONS TO MS. KATHY CONNELL UNDER THE NED PLAN The Board (Ms. Connell abstaining) unanimously recommends that all Shareholders entitled to vote, vote in favour of Resolution 5. Voting exclusions apply to certain persons. See the section below headed ‘Voting exclusion statements’ for further details. RESOLUTION 6 – ISSUE OF OPTIONS TO DR. JEREMY LEVIN UNDER THE LTIP The Board (Dr. Levin abstaining) unanimously recommends that all Shareholders entitled to vote, vote in favour of Resolution 6. Voting exclusions apply to certain persons. See the section below headed ‘Voting exclusion statements’ for further details.

2025 Notice of Annual General Meeting and Explanatory Notes 06 Voting exclusion statements RESOLUTION 3 – ADOPTION OF REMUNERATION REPORT The Company will disregard any votes cast on Resolution 3 by or on behalf of: (a) a member of the KMP, details of whose remuneration are included in the Company’s remuneration report for the year ended June 30, 2025; or (b) a Closely Related Party of such a member. However, the Company will not disregard the vote of a person described in paragraph (a) or (b) above on the Resolution if the vote is not cast on behalf of a person described in either paragraph and either: (a) the person is appointed as a proxy by writing that specifies the way the proxy is to vote on the Resolution; or (b) the person is the Chair of the meeting and the appointment of the Chair as proxy: (i) does not specify the way the proxy is to vote on the Resolution; and (ii) expressly authorises the Chair to exercise the proxy even if the Resolution is connected directly or indirectly with the remuneration of a member of the KMP. RESOLUTION 4 – ISSUE OF OPTIONS TO MR. LAWRENCE GOZLAN UNDER THE NED PLAN LISTING RULE REQUIREMENTS The Company will disregard any votes cast in favour of Resolution 4 by or on behalf of: (a) Mr. Gozlan (and a person referred to in Listing Rule 10.14.1, 10.14.2 or 10.14.3 who is eligible to participate in the NED Plan); or (b) an associate of Mr. Gozlan. However, this does not apply to a vote cast in favour of Resolution 4 by: (a) a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this Resolution in that way; or (b) the Chair as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chair to vote on this Resolution as the Chair decides; or (c) a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: (i) the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on this Resolution; and (ii) the holder votes on this Resolution in accordance with directions given by the beneficiary to the holder to vote in that way. CORPORATIONS ACT REQUIREMENTS A vote on Resolution 4 must not be cast (in any capacity) by or on behalf of Mr. Gozlan or any of his associates. However, a vote may be cast by such a person if: (a) the person is appointed as proxy by writing that specifies the way the proxy is to vote on the Resolution; and (b) it is not cast on behalf of Mr. Gozlan or an associate of Mr. Gozlan.

07 OPTHEA Notes (continued) RESOLUTION 5 – ISSUE OF OPTIONS TO MS. KATHY CONNELL UNDER THE NED PLAN LISTING RULE REQUIREMENTS (a) Ms. Connell (and a person referred to in Listing Rule 10.14.1, 10.14.2 or 10.14.3 who is eligible to participate in the NED Plan); or (b) an associate of Ms. Connell. However, this does not apply to a vote cast in favour of Resolution 5 by: (a) a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this Resolution in that way; or (b) the Chair as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chair to vote on this Resolution as the Chair decides; or (c) a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: (i) the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on this Resolution; and (ii) the holder votes on this Resolution in accordance with directions given by the beneficiary to the holder to vote in that way. CORPORATIONS ACT REQUIREMENTS A vote on Resolution 5 must not be cast (in any capacity) by or on behalf of Ms. Connell or any of her associates. However, a vote may be cast by such a person if: (a) the person is appointed as proxy by writing that specifies the way the proxy is to vote on the Resolution; and (b) it is not cast on behalf of Ms. Connell or an associate of Ms. Connell. RESOLUTION 6 – ISSUE OF OPTIONS TO DR. JEREMY LEVIN UNDER THE LTIP LISTING RULE REQUIREMENTS The Company will disregard any votes cast in favour of Resolution 6 by or on behalf of: (a) Dr. Levin (and a person referred to in Listing Rule 10.14.1, 10.14.2 or 10.14.3 who is eligible to participate in the LTIP); or (b) an associate of Dr. Levin. However, this does not apply to a vote cast in favour of Resolution 6 by: (a) a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this Resolution in that way; or (b) the Chair as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chair to vote on this Resolution as the Chair decides; or (c) a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: (i) the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on this Resolution; and (ii) the holder votes on this Resolution in accordance with directions given by the beneficiary to the holder to vote in that way

2025 Notice of Annual General Meeting and Explanatory Notes 08 CORPORATIONS ACT REQUIREMENTS A vote on Resolution 6 must not be cast (in any capacity) by or on behalf of Dr. Levin or any of his associates. However, a vote may be cast by such a person if: (a) the person is appointed as proxy by writing that specifies the way the proxy is to vote on the Resolution; and (b) it is not cast on behalf of Dr. Levin or an associate of Dr. Levin. RESOLUTIONS 4 – 6 (INCLUSIVE) – RESTRICTIONS ON KMP PROXY VOTING In addition to the voting restrictions specified above, a member of the KMP of the Company and any of their Closely Related Parties must not vote as a proxy on Resolutions 4 to 6 (inclusive) unless the proxy appointment specifies the way the proxy is to vote on the Resolution. However, the restriction outlined in the previous paragraph does not apply if: (a) the proxy is the Chair of the meeting; and (b) the proxy appointment expressly authorises the Chair to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a member of the Company’s KMP. Appointing the Chair as your proxy If you appoint the Chair of the meeting as your proxy and you do not specify how the Chair is to vote on a Resolution, the proxy appointment expressly authorises the Chair to exercise the proxy even if the Resolution may be connected directly or indirectly with the remuneration of a member of the KMP of the Company. The Chair intends to vote all available and undirected proxies in favour of all Resolutions, subject to the above voting exclusions. In exceptional circumstances the Chair’s intentions may change subsequently. If there is a change to how the Chair intends to vote undirected proxies, the Company will make an immediate announcement to ASX stating that fact and explaining the reasons for the change. Attendance The meeting will be held via an online platform provided by Opthea’s share registrar, Computershare Investor Services Pty Limited (Computershare) at https://meetnow.global/MSRDPVW, which will provide a reasonable opportunity for Shareholders to participate. Shareholders attending the meeting via the online platform will be able to hear any discussion, submit written questions and vote. We will endeavour to address appropriate questions at the meeting. We strongly recommend that Shareholders who wish to participate log in to the online portal at least 15 minutes prior to the scheduled start time. More information regarding virtual attendance at the meeting (including how to vote and ask questions) is available at www.computershare.com.au/virtualmeetingguide.

09 OPTHEA Notes (continued) Technical issues Technical difficulties may arise during the course of the virtual meeting. The Chair has discretion as to whether and how the meeting should proceed in the event that a technical difficulty arises. In exercising this discretion, the Chair will have regard to the number of Shareholders impacted and the extent to which participation in the business of the meeting is affected. Where the Chair considers it appropriate, the Chair may continue to hold the meeting and transact business, including conducting a poll and voting in accordance with valid proxy instructions. For this reason, Shareholders are encouraged to appoint a proxy and submit a directed proxy vote, even if they plan to attend the meeting online. Similarly, if a Shareholder is unable to participate in the virtual meeting, or will not have access to a device or the internet, they are encouraged to appoint a proxy and submit a directed proxy vote. See page 10 for further details. How to vote SHAREHOLDERS CAN VOTE AT THE MEETING (a) through the online platform; or (b) by appointing a proxy (see below). VOTING ENTITLEMENTS Opthea has determined that for the purposes of voting at the meeting or at any adjourned meeting, Shares will be taken to be held by those persons recorded on the register of members at the Voting Entitlement Time (as specified below). VOTING ENTITLEMENT TIME In accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), all securities of the Company that are quoted on ASX at 9:00am (Melbourne time) on Sunday, November 9, 2025 (the Voting Entitlement Time), are taken, for the purposes of the above meeting, to be held by the persons who held them at that time. Only those persons will be entitled to vote at the meeting on Tuesday, November 11, 2025. ALL RESOLUTIONS WILL BE BY POLL Each resolution considered at the meeting will be conducted by a poll, rather than on a show of hands. JOINT HOLDERS When joint holders are named in the register of members only one joint holder may vote. If more than one of the joint holders is present at the meeting, only the person whose name appears first in the register of members will be entitled to vote. If more than one holder votes at the meeting, only the vote of the first named of the joint holders in the register of members will be counted. VOTING IN PERSON OR BY ATTORNEY Shareholders or their attorneys wishing to vote in person should attend the meeting and can vote through the online platform. VOTING BY CORPORATE REPRESENTATIVE Corporate Shareholders or proxies wishing to vote by corporate representative should: (a) obtain an appointment of corporate representative form from Computershare; (b) complete and send the form in accordance with the instructions on the form.

2025 Notice of Annual General Meeting and Explanatory Notes 10 Proxies 1. A Shareholder entitled to attend and vote at the meeting has a right to appoint not more than two proxies to attend and vote in the Shareholder’s place. 2. The proxy need not be a Shareholder of the Company. A proxy may be an individual or a body corporate. 3. A Shareholder who is entitled to cast two or more votes may appoint up to two proxies to attend and vote at the meeting and, in the case of such an appointment, should specify the proportion or number of votes each proxy is appointed to exercise. If no such proportion or number is specified, each proxy may exercise half of the votes. Fractions of votes will be disregarded. 4. Where a Shareholder appoints two proxies, on a poll each proxy may only exercise votes in respect of those Shares or voting rights the proxy represents. 5. A proxy may decide whether to vote on an item of business, except where the proxy is required by law or the constitution to vote, or abstain from voting, in his or her capacity as proxy. If a proxy is directed how to vote on an item of business, the proxy may only vote on the item as directed. If a proxy is not directed how to vote on an item of business, the proxy may vote as he or she thinks fit. 6. If the abstention box on the proxy form for any item of business is marked, the proxy will be directed not to vote on a poll and the relevant Shares will not be counted in calculating the required majority on a poll. 7. Shareholders who intend to appoint the Company’s Chair as proxy (including an appointment by default) should have regard to the information above under the heading ‘Appointing the Chair as your proxy’. 8. The proxy form included in the Notice must be signed by the Shareholder or the Shareholder’s attorney and, in the case of a joint holding, by each of the joint holders. 9. If the proxy form is signed by the Shareholder but does not name the proxy or proxies in whose favour it is given, or the proxy does not attend the meeting, the Chair may either act as proxy or complete the proxy form by inserting the name of a Director or the Company Secretary of Opthea. 10. The appointment of one or more duly appointed proxies will not preclude a Shareholder from attending this meeting and voting personally. If the member votes on a Resolution, the proxy must not vote as the member’s proxy on that Resolution. 11. To be valid, a proxy form signed under a power of attorney or other authority (if any) must be accompanied by the signed power of attorney, or a certified copy of the power of attorney. 12. Proxies given by a corporation must be signed either under seal or under the hand of a duly authorised attorney. In addition, should the constitution of a corporation permit the execution of documents without using a common seal, the documents must be signed by two directors or a director and a company secretary, or for a proprietary company that has a sole director who is also a company secretary, that sole director. 13. If a body corporate is appointed as proxy, please write the full name of that body corporate (e.g. Company X Pty Ltd). Do not use abbreviations. The body corporate will need to ensure that it: (a) appoints an individual as its corporate representative to exercise its powers at meetings, in accordance with section 250D of the Corporations Act; and (b) provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the meeting. If no such evidence is received before the meeting, then the body corporate (through its representative) will not be permitted to act as your proxy

11 OPTHEA Notes (continued) 14. Shareholders wishing to vote by proxy must complete, sign, and deliver the enclosed personalised proxy form in accordance with the instructions on the form so that it is received prior to 9:00am Melbourne time on Sunday, November 9, 2025 by: (a) online at: www.investorvote.com.au; (b) intermediary online subscribers only (custodians), submit your voting intentions via www.intermediaryonline.com; (c) post in the reply‑paid envelope provided, to: Opthea Limited C/– Computershare Investor Services Pty Limited GPO Box Reply Paid 242 Melbourne, Victoria, 3001; or (d) fax, to: Opthea Limited C/– Computershare Investor Services Pty Limited on 1800 783 447 (within Australia) or; +61 3 9473 2555 (outside Australia). Recording devices In the absence of special permission, the Chair will require that any recording or broadcasting device (including tape recorders, mobile telephones, still cameras and video cameras) and any article which may be dangerous, offensive or liable to cause disruption, be turned off. Questions and comments by Shareholders at the meeting 1. In accordance with the Corporations Act, a reasonable opportunity will be given to Shareholders as a whole to ask questions about or to make comments upon the management of the Company including the remuneration report and the Resolutions at the meeting. 2. Shareholders may also provide written questions to the Company to be submitted no later than 9:00am (Melbourne time) on Monday, November 3, 2025, and should be submitted to: info@opthea.com or via the online portal www.investorvote.com.au. 3. Any Shareholders who would like to submit a written question to Opthea’s auditor, Deloitte Touche Tohmatsu (Auditor), in relation to its conduct of the external audit of the Company’s financial statements for the year ended June 30, 2025, or the content of its audit report, may do so: (a) by mail or delivery to: Computershare Investor Services Pty Limited GPO Box 242, Melbourne, Victoria, 3001, Australia; or (b) by email to: info@opthea.com 4. Written questions to the Auditor must be received by no later than 9:00am (Melbourne time) on Monday, November 3, 2025. 5. The Auditor may answer relevant submitted questions at the meeting or may table a written answer to those questions at the meeting. Any written answers tabled will be made available as soon as practicable after the meeting by posting them on the Company’s website. Definitions Words that are defined in the Glossary have the same meaning when used in the Notice unless the context requires, or the definitions in the Glossary provide, otherwise.

2025 Notice of Annual General Meeting and Explanatory Notes 12 Explanatory Notes These explanatory notes accompany and form part of, and should be read together with, the Notice. The Corporations Act requires the financial report (which includes the financial statements and Directors’ declaration), the Directors’ report and Auditor’s report to be laid before the annual general meeting. There is no requirement either in the Corporations Act or Opthea’s constitution for Shareholders to approve the financial report, the Directors’ report or the Auditor’s report. Rather, the purpose of presenting the reports is to give Shareholders an opportunity at the meeting to ask questions and to make comments on these reports. Time will be allocated in the annual general meeting to deal with any business that may legally be brought before the annual general meeting in accordance with Opthea’s constitution and the Corporations Act. Resolution 1 RE‑ELECTION OF DIRECTOR –DR. JEREMY LEVIN Dr. Jeremy Levin was appointed as a non‑executive Director of Opthea in October 2020 and is Chair of the Board. As announced to ASX on August 19, 2025, the Board determined that Dr. Levin would be engaged by the Company as a consultant to fulfil the roles and responsibilities of the Company’s outgoing chief executive officer from September 1, 2025. Pursuant to article 58.1 of Opthea’s constitution, at the close of each annual general meeting one third of the Directors must retire from office by rotation. The Directors to retire by rotation at an annual general meeting are those Directors who have been longest in office since their last election. Accordingly, Dr. Levin offers himself for re‑election as a Director. (A) BIOGRAPHY DR. JEREMY LEVIN Dr. Levin was appointed as a non‑executive Director on October 12, 2020. As announced to ASX on August 19, 2025, the Board determined that Dr. Levin would be engaged by the Company as a consultant to fulfil the roles and responsibilities of the Company’s outgoing chief executive officer from September 1, 2025. Since 2015 Jeremy has served as the Chief Executive Officer of Ovid Therapeutics Inc., and since 2014, as Chairperson of the board of directors, of Ovid. From May 2012 to October 2013, Dr. Levin served as the President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd., a publicly held pharmaceutical company. From September 2007 to December 2012, Dr. Levin held several roles at Bristol Myers Squibb Company, a publicly held pharmaceutical company, ultimately serving as the Senior Vice President of Strategy, Alliances and Transactions. Dr. Levin also served as a member of the executive committee at Bristol Myers Squibb Company. Dr. Levin earned a BA in Zoology, a MA in Cell Biology and a PhD in Chromatin Structure, all from University of Oxford, and a MB BChir from the University of Cambridge. (B) OTHER CURRENT DIRECTORSHIPS Dr. Levin is currently a director of Ovid Therapeutics Inc (NASDAQ). (C) INDEPENDENCE Dr. Levin is currently considered by the Board not to be independent given he has been engaged by the Company as a consultant to fulfil the roles and responsibilities of the Company’s outgoing chief executive officer from September 1, 2025. RECOMMENDATION The Board (Dr. Levin abstaining) unanimously supports the re‑election of Dr. Levin as a Director and recommends that all Shareholders vote in favour of Resolution 1.

13 OPTHEA Explanatory Notes (continued) Resolution 2 RE‑ELECTION OF DIRECTOR –MS. KATHY CONNELL Ms. Kathy Connell was appointed as a non‑executive Director of Opthea effective immediately after the 2024 Annual General Meeting of the Company on November 15, 2024. Ms. Connell retires at this meeting as required pursuant to clause 57.2 of Opthea’s constitution which states that a Director appointed by the Directors under clause 57.1 will hold office until the end of the next annual general meeting of the Company, at which the Director may be re‑elected. (A) BIOGRAPHY MS. KATHY CONNELL Ms. Connell was appointed as a non‑executive Director of Opthea effective immediately after the 2024 Annual General Meeting of the Company on November 15, 2024 and is Chair of the Remuneration Committee. Ms. Kathy Connell is an internationally recognised healthcare and life sciences leader with deep and broad investment and licensing expertise, delivering a solid track record of value creating deals across pharmaceuticals, medtech, vaccines consumer and digital healthcare for some of the world’s largest companies. For the past 20 years, Kathy has held senior executive leadership positions in biotechnology, pharmaceutical, medical device and consumer health sectors specialising in business development, licensing, acquisitions and venture investment, as well as having worked in healthcare and Life Sciences executive search and management consulting with Korn Ferry. During her tenure at Johnson & Johnson and Sanofi, Kathy led external innovation investment, licensing and acquisition across ANZ, with more than $US1 billion of capital being deployed in Australia with industry, academia, VCs and government organisations. A dedicated advocate of diversity, equity and inclusion, Kathy cofounded Medicines Australia’s Pharmaceutical Australia Inclusion Group (PAIG) – a special working group designed to foster diverse and inclusive corporate cultures and was awarded BioMelbourne Network’s Woman of the Year in 2018 for her leadership in supporting Australia’s high priority strategic growth sectors of biotech, medtech and pharmaceuticals. Kathy serves as a non‑executive director for ASX listed biotechnology company Avecho (drug delivery company), Proto Axiom (biotech investment company with an incubation arm) and BioNSW (Life Sciences industry association) as well as an advisory board member for Flinders University Medical Device Research Institute. Kathy is a registered psychologist, holding tertiary degrees and qualifications in Applied Science, Psychology, Mediation and Law as well as being a Graduate of the Australian Institute of Company Directors. (B) OTHER CURRENT DIRECTORSHIPS Ms. Connell is currently a director of Avecho Biotechnology Limited (ASX), Proto Axiom Pty Ltd (unlisted), BioNSW a non‑for‑profit, industry association for Life Sciences in New South Wales (unlisted) and Flinders University Medical Device Research Institute (unlisted). (C) INDEPENDENCE Ms. Connell is not considered to have an interest, position or relationship that might influence or reasonably be perceived to influence in a material respect her capacity to bring an independent judgement to bear on issues before the Board and to act in the best interests of the Company and its Shareholders. Accordingly, the Board considers that Ms. Connell is an independent Director. RECOMMENDATION The Board (Ms. Connell abstaining) unanimously supports the re‑election of Ms. Connell as a Director and recommends that all Shareholders vote in favour of Resolution 2.

2025 Notice of Annual General Meeting and Explanatory Notes 14 Resolution 3 ADOPTION OF REMUNERATION REPORT Section 250R(2) of the Corporations Act requires the Company to put to its Shareholders a resolution that the remuneration report as disclosed in the Company’s 2025 annual report be adopted. The remuneration report is set out on pages 19 to 37 of the 2025 Annual Report which is available at: https://ir.opthea.com/annual-half-year-reports/ and which has been sent to those Shareholders who have requested the annual report in hard copy form. Please note that the Corporations Act provides that the vote on this Resolution is advisory only and does not bind the Directors or the Company. The Chair will allow a reasonable opportunity for Shareholders to ask questions about, or make comments on, the remuneration report at the meeting. The Company will take the outcome of the vote on Resolution 3 into consideration and the comments made by Shareholders at the meeting when reviewing the Company’s remuneration practices and policies. In accordance with the Corporations Act, if twenty‑five per cent (25%) or more of the eligible votes cast are voted against the adoption of the Company’s remuneration report at two consecutive annual general meetings, Shareholders will be required to vote at the second of those annual general meetings on a resolution that another meeting of Shareholders be held within 90 days at which all of the Company’s Directors (other than a Director not subject to re‑election pursuant to the ASX Listing Rules) who were in office at the date of issue of the relevant second consecutive remuneration report must be put up for re‑election. RECOMMENDATION Noting that each Director has a personal interest in his/her own remuneration from the Company, the Directors recommend that all Shareholders vote in favour of Resolution 3, approving the adoption of the Company’s 2025 remuneration report. Resolution 4 ISSUE OF OPTIONS TO MR. LAWRENCE GOZLAN UNDER THE NED PLAN BACKGROUND The Board approved, subject to receipt of necessary Shareholder approval, and for the reasons set out further in this section, to grant Mr. Gozlan 41,000,000 options under the NED Plan subject to certain vesting conditions and exercise conditions. The options issued to Mr. Gozlan are to be issued with an exercise price per option equal to the price which represents a 20% premium to the 10 day volume‑weighted average price of Shares to be calculated from (and including) the day that the Company’s securities are reinstated to quotation on the ASX. The vesting and exercise conditions in respect of the options issued to Mr. Gozlan are as follows: (a) the options will be granted as soon as practicable after the date of the annual general meeting (with the grant date being the date of the annual general meeting); (b) the grant of 41,000,000 options will vest equally over three years; and (c) once vested, the options are exercisable any time during the ten years after the grant date. The options will otherwise be granted on terms and conditions consistent with the NED Plan.

15 OPTHEA Explanatory Notes (continued) ASX LISTING RULE 10.14 ASX Listing Rule 10.14 provides that an entity must not permit a Director of the Company to acquire equity securities under an employee incentive scheme without the approval of its Shareholders. Accordingly, Resolution 4 is being put to Shareholders for the purpose of approving the acquisition of options over Shares, pursuant to the NED Plan, to Mr. Gozlan. If Resolution 4: • is passed, the Company will be able to proceed with the grant of the options (and on the terms) described in the Notice and explanatory notes and Mr. Gozlan will receive the options; • is not passed, the Company will not be able to proceed with the grant of the options described in the Notice and explanatory notes and Mr. Gozlan will not receive the options. The options approved by Shareholders will be issued no later than three years after the date of the meeting. REQUIREMENTS OF ASX LISTING RULE 10.15 In accordance with ASX Listing Rule 10.15, the following information is provided in relation to Resolution 4: (a) the name of the person: Mr. Gozlan and/or his nominee(s); (b) which category in rules 10.14.1 – 10.14.3 the person falls within and why: Mr. Gozlan falls under category 10.14.1 – a director; (c) the number and class of securities proposed to be issued: the maximum number of options that can be acquired by Mr. Gozlan under this approval is 41,000,000 options; (d) current total remuneration package: Board fee of AUD$100,000 per annum (excl. superannuation); Committee fees totalling AUD$56,750 per annum (excl. superannuation) (including Chair of Nominations and Governance and Audit and Risk Committee fees); 30% retention fee of AUD$47,025 per annum (excl. superannuation); (e) number of securities that have previously been issued under the scheme: 6,500,000 options and 500,000 performance rights have previously been issued to Mr. Gozlan under the NED Plan (of which 5,000,000 securities remain outstanding and on issue). There was no acquisition price for such securities; (f) if the securities are not fully paid ordinary securities: (i) a summary of the material terms of the securities: the terms of the options are set out in these explanatory notes and the NED Plan – see Annexure A; (ii) an explanation of why options are being used: under his remuneration package, Mr. Gozlan is eligible to participate in the NED Plan. The use of options in the NED Plan is to align director remuneration with the creation of Shareholder value as the value of the options granted to Mr. Gozlan (and therefore the potential issuance of Shares to Mr. Gozlan) is linked to the performance of Opthea. In addition, in order for Opthea to attract and retain quality directors, and given the high priority being placed by the Company on the retention of existing cash to fund the Company’s operations, the issuance of options forms part of a desirable remuneration package; (iii) the value Opthea attributes to that security and its basis: under the terms of the NED Plan, no consideration is payable on the grant and, if they vest, the exercise price for each option is payable on exercise of each option. Options granted under the NED Plan are accounted for at the fair value at grant date in accordance with the relevant accounting standard AASB 2: Share‑based payment. The fair value takes into account the underlying Share price, risk free interest rate, volatility of the underlying Share price and expected dividends. The fair value of the options are expensed in Opthea’s Income Statement over the applicable vesting period;

2025 Notice of Annual General Meeting and Explanatory Notes 16 (g) date of issue of securities: the options under the NED Plan will be issued to Mr. Gozlan as soon as practicable after the date of the annual general meeting (with the grant date being the date of the annual general meeting); (h) price at which the entity will issue the securities: no monetary consideration will be payable by Mr. Gozlan for the issue of the options granted under the NED Plan; (i) summary of the material terms of the NED Plan: see Annexure A; (j) loans: the Company will not grant any loans in connection with the acquisition of options under the NED Plan. Details of any options issued under the NED Plan will be published in each annual report of the Company relating to the period in which the options are issued, and it will be noted that approval for the issue of the options was obtained under ASX Listing Rule 10.14. If any additional persons become entitled to participate in the NED Plan after this Resolution is approved and who were not named in the Notice, such persons will not participate until approval is obtained under ASX Listing Rule 10.14. A voting exclusion statement is included in the Notice. TERMINATION BENEFIT Sections 200B and 200E of the Corporations Act prohibit the Company from giving a benefit to a person who holds (or has held in the previous three years) a managerial or executive office with the Company or its subsidiaries, if that benefit is given in connection with that person’s retirement from office and is in excess of that person’s average annual base salary over the relevant period, unless the benefit is approved by Shareholders. In accordance with the terms of the NED Plan, the Board has discretion as to whether the options lapse in the circumstance where an officer ceases to be an officer within the Opthea group for any reason. Shareholder approval is therefore sought under sections 200B and 200E of the Corporations Act to allow for the Board to exercise its discretion to allow vesting of the options in the event of cessation of the engagement of Mr. Gozlan (which would otherwise be deemed, and treated as, a termination benefit). The value of any benefit which may be given to Mr. Gozlan resulting from a determination by the Board that options held by him will not lapse upon cessation of office cannot presently be ascertained. However, matters, events and circumstances that will, or are likely to, affect the calculation of that value are: (a) the number of options held by Mr. Gozlan prior to cessation of his engagement and which would have otherwise lapsed; (b) the date when, and circumstances in which, Mr. Gozlan ceases to hold office; and (c) the market price of the Company’s Shares on ASX on the date the Board determines not to allow the relevant options to lapse. RECOMMENDATION Mr. Gozlan declines to make a recommendation to Shareholders in relation to Resolution 4 so as to avoid any perceived conflict of interest in making a recommendation on the approval of options by non‑executive Directors pursuant to the NED Plan. The Board (Mr. Gozlan abstaining) unanimously recommends that all Shareholders entitled to vote, vote in favour of Resolution 4

17 OPTHEA Explanatory Notes (continued) Resolution 5 ISSUE OF OPTIONS TO MS. KATHY CONNELL UNDER THE NED PLAN BACKGROUND The Board approved, subject to receipt of necessary Shareholder approval, and for the reasons set out further in this section, to grant Ms. Connell 41,000,000 options under the NED Plan subject to certain vesting conditions and exercise conditions. The options issued to Ms. Connell are to be issued with an exercise price per option equal to the price which represents a 20% premium to the 10 day volume‑weighted average price of Shares to be calculated from (and including) the day that the Company’s securities are reinstated to quotation on the ASX. The vesting and exercise conditions in respect of the options issued to Ms. Connell are as follows: (a) the options will be granted as soon as practicable after the date of the annual general meeting (with the grant date being the date of the annual general meeting); (b) the grant of 41,000,000 options will vest equally over three years; and (c) once vested, the options are exercisable any time during the ten years after the grant date. The options will otherwise be granted on terms and conditions consistent with the NED Plan. ASX LISTING RULE 10.14 ASX Listing Rule 10.14 provides that an entity must not permit a Director of the Company to acquire equity securities under an employee incentive scheme without the approval of its Shareholders. Accordingly, Resolution 5 is being put to Shareholders for the purpose of approving the acquisition of options over Shares, pursuant to the NED Plan, to Ms. Connell. If Resolution 5: • is passed, the Company will be able to proceed with the grant of the options (and on the terms) described in the Notice and explanatory notes and Ms. Connell will receive the options; • is not passed, the Company will not be able to proceed with the grant of the options described in the Notice and explanatory notes and Ms. Connell will not receive the options. The options approved by Shareholders will be issued no later than three years after the date of the meeting. REQUIREMENTS OF ASX LISTING RULE 10.15 In accordance with ASX Listing Rule 10.15, the following information is provided in relation to Resolution 5: (a) the name of the person: Ms. Connell and/or her nominee(s); (b) which category in rules 10.14.1 – 10.14.3 the person falls within and why: Ms. Connell falls under category 10.14.1 – a director; (c) the number and class of securities proposed to be issued: the maximum number of options that can be acquired by Ms. Connell under this approval is 41,000,000 options; (d) current total remuneration package: Board fee of AUD$100,000 per annum (excl. superannuation); Committee fees totalling AUD$28,500 per annum (excl. superannuation) (including Chair of Remuneration Committee fee); 30% retention fee of AUD$38,550 per annum (excl. superannuation);

2025 Notice of Annual General Meeting and Explanatory Notes 18 (e) number of securities that have previously been issued under the scheme: nil. For completeness, Ms. Connell was granted 500,000 unquoted options to acquire fully paid ordinary shares, expiring November 15, 2034 granted as part of her Non‑Executive Director Agreement (of which 500,000 securities remain outstanding and on issue); (f) if the securities are not fully paid ordinary securities: (i) a summary of the material terms of the securities: the terms of the options are set out in these explanatory notes and the NED Plan – see Annexure A; (ii) an explanation of why options are being used: under her remuneration package, Ms. Connell is eligible to participate in the NED Plan. The use of options in the NED Plan is to align director remuneration with the creation of Shareholder value as the value of the options granted to Ms. Connell (and therefore the potential issuance of Shares to Ms. Connell) is linked to the performance of Opthea. In addition, in order for Opthea to attract and retain quality directors, and given the high priority being placed by the Company on the retention of existing cash to fund the Company’s operations, the issuance of options forms part of a desirable remuneration package; (iii) the value Opthea attributes to that security and its basis: under the terms of the NED Plan, no consideration is payable on the grant and, if they vest, the exercise price for each option is payable on exercise of each option. Options granted under the NED Plan are accounted for at the fair value at grant date in accordance with the relevant accounting standard AASB 2: Share‑based payment. The fair value takes into account the underlying Share price, risk free interest rate, volatility of the underlying Share price and expected dividends. The fair value of the options are expensed in Opthea’s Income Statement over the applicable vesting period; (g) date of issue of securities: the options under the NED Plan will be issued to Ms. Connell as soon as practicable after the date of the annual general meeting (with the grant date being the date of the annual general meeting); (h) price at which the entity will issue the securities: no monetary consideration will be payable by Ms. Connell for the issue of the options granted under the NED Plan; (i) summary of the material terms of the NED Plan: see Annexure A; (j) loans: the Company will not grant any loans in connection with the acquisition of options under the NED Plan. Details of any options issued under the NED Plan will be published in each annual report of the Company relating to the period in which the options are issued, and it will be noted that approval for the issue of the options was obtained under ASX Listing Rule 10.14. If any additional persons become entitled to participate in the NED Plan after this Resolution is approved and who were not named in the Notice, such persons will not participate until approval is obtained under ASX Listing Rule 10.14. A voting exclusion statement is included in the Notice. TERMINATION BENEFIT Sections 200B and 200E of the Corporations Act prohibit the Company from giving a benefit to a person who holds (or has held in the previous three years) a managerial or executive office with the Company or its subsidiaries, if that benefit is given in connection with that person’s retirement from office and is in excess of that person’s average annual base salary over the relevant period, unless the benefit is approved by Shareholders. In accordance with the terms of the NED Plan, the Board has discretion as to whether the options lapse in the circumstance where an officer ceases to be an officer within the Opthea group for any reason. Shareholder approval is therefore sought under sections 200B and 200E of the Corporations Act to allow for the Board to exercise its discretion to allow vesting of the options in the event of cessation of the engagement of Ms. Connell (which would otherwise be deemed, and treated as, a termination benefit).

19 OPTHEA Explanatory Notes (continued) The value of any benefit which may be given to Ms. Connell resulting from a determination by the Board that options held by her will not lapse upon cessation of office cannot presently be ascertained. However, matters, events and circumstances that will, or are likely to, affect the calculation of that value are: (a) the number of options held by Ms. Connell prior to cessation of her engagement and which would have otherwise lapsed; (b) the date when, and circumstances in which, Ms. Connell ceases to hold office; and (c) the market price of the Company’s Shares on ASX on the date the Board determines not to allow the relevant options to lapse. RECOMMENDATION Ms. Connell declines to make a recommendation to Shareholders in relation to Resolution 5 so as to avoid any perceived conflict of interest in making a recommendation on the approval of options by non‑executive Directors pursuant to the NED Plan. The Board (Ms. Connell abstaining) unanimously recommends that all Shareholders entitled to vote, vote in favour of Resolution 5. Resolution 6 ISSUE OF OPTIONS TO DR. JEREMY LEVIN UNDER THE LTIP BACKGROUND The Board approved, subject to receipt of necessary Shareholder approval, and for the reasons set out further in this section, to grant Dr. Levin 48,000,000 options under the LTIP subject to certain vesting conditions and exercise conditions. The Board considers the proposed number of options to be granted is appropriate to: (a) provide motivation for Dr. Levin to pursue the long term growth and success of the Company; (b) align the interests of key leadership with long term interests of the Company’s Shareholders; and (c) ensure a clear correlation between performance and remuneration. The options issued to Dr. Levin are to be issued with an exercise price per option equal to the price which represents a 20% premium to the 10 day volume‑weighted average price of Shares to be calculated from (and including) the day that the Company’s securities are reinstated to quotation on the ASX. The vesting and exercise conditions in respect of the options issued to Dr. Levin are as follows: (a) the options will be granted as soon as practicable after the date of the annual general meeting (with the grant date being the date of the annual general meeting); (b) the grant of 48,000,000 options will vest equally over three years; and (c) once vested, the options are exercisable any time during the ten years after the grant date. The options will otherwise be granted on terms and conditions consistent with the LTIP. ASX LISTING RULE 10.14 ASX Listing Rule 10.14 provides that an entity must not permit a Director of the Company to acquire equity securities under an employee incentive scheme without the approval of its Shareholders. Accordingly, Resolution 6 is being put to Shareholders for the purpose of approving the acquisition of options over Shares, pursuant to the LTIP, to Dr. Levin.

2025 Notice of Annual General Meeting and Explanatory Notes 20 If Resolution 6: • is passed, the Company will be able to proceed with the grant of the options (and on the terms) described in the Notice and explanatory notes and Dr. Levin will receive the options; • is not passed, the Company will not be able to proceed with the grant of the options described in the Notice and explanatory notes and Dr. Levin will not receive the options. The options approved by Shareholders will be issued no later than three years after the date of the meeting. REQUIREMENTS OF ASX LISTING RULE 10.15 In accordance with ASX Listing Rule 10.15, the following information is provided in relation to Resolution 6: (a) the name of the person: Dr. Levin and/or his nominee(s); (b) which category in rules 10.14.1 – 10.14.3 the person falls within and why: Dr. Levin falls under category 10.14.1 – a director; (c) the number and class of securities proposed to be issued: the maximum number of options that can be acquired by Dr. Levin under this approval is 48,000,000 options; (d) current total remuneration package: Board fee of AUD$150,000 per annum; Committee fees totalling AUD$19,500 per annum; Remuneration for consultancy services AUD$210,000 per annum; 30% retention fee of AUD$113,850 per annum; (e) number of securities that have previously been issued under the scheme: nil. For completeness, Dr. Levin has been granted 8,000,000 options have previously been issued to Dr. Levin under the NED Plan (of which 5,000,000 securities remain outstanding and on issue). There was no acquisition price for such options; (f) if the securities are not fully paid ordinary securities: (i) a summary of the material terms of the securities: the terms of the options are set out in these explanatory notes and the LTIP – see Annexure B; (ii) an explanation of why options are being used: the use of options in the LTIP is to align senior executive remuneration with the creation of Shareholder value as the value of the options granted to Dr. Levin (and therefore the potential issuance of Shares to Dr. Levin) is linked to the performance of Opthea. In addition, in order for Opthea to attract and retain quality directors, and given the high priority being placed by the Company on the retention of existing cash to fund the Company’s operations, the issuance of options forms part of a desirable remuneration package; (iii) the value Opthea attributes to that security and its basis: under the terms of the LTIP, no consideration is payable on the grant and, if they vest, the exercise price for each option is payable on exercise of each option. Options granted under the LTIP are accounted for at the fair value at grant date in accordance with the relevant accounting standard AASB 2: Share‑based payment. The fair value takes into account the underlying Share price, risk free interest rate, volatility of the underlying Share price and expected dividends. The fair value of the options are expensed in Opthea’s Income Statement over the applicable vesting period; (g) date of issue of securities: the options under the LTIP will be issued to Dr. Levin as soon as practicable after the date of the annual general meeting (with the grant date being the date of the annual general meeting); (h) price at which the entity will issue the securities: no monetary consideration will be payable by Dr. Levin for the issue of the options granted under the LTIP; (i) summary of the material terms of the LTIP: see Annexure B; (j) loans: the Company will not grant any loans in connection with the acquisition of options under the LTIP.

21 OPTHEA Explanatory Notes (continued) Details of any options issued under the LTIP will be published in each annual report of the Company relating to the period in which the options are issued, and it will be noted that approval for the issue of the options was obtained under ASX Listing Rule 10.14. If any additional persons become entitled to participate in the LTIP after this Resolution is approved and who were not named in the Notice, such persons will not participate until approval is obtained under ASX Listing Rule 10.14. A voting exclusion statement is included in the Notice. TERMINATION BENEFIT Sections 200B and 200E of the Corporations Act prohibit the Company from giving a benefit to a person who holds (or has held in the previous three years) a managerial or executive office with the Company or its subsidiaries, if that benefit is given in connection with that person’s retirement from office and is in excess of that person’s average annual base salary over the relevant period, unless the benefit is approved by Shareholders. In accordance with the terms of the LTIP, the Board has discretion as to whether the options lapse in the circumstance where an officer ceases to be an officer within the Opthea group for any reason. Shareholder approval is therefore sought under sections 200B and 200E of the Corporations Act to allow for the Board to exercise its discretion to allow vesting of the options in the event of cessation of the engagement of Dr. Levin (which would otherwise be deemed, and treated as, a termination benefit). The value of any benefit which may be given to Dr. Levin resulting from a determination by the Board that options held by him will not lapse upon cessation of office cannot presently be ascertained. However, matters, events and circumstances that will, or are likely to, affect the calculation of that value are: (a) the number of options held by Dr. Levin prior to cessation of his engagement and which would have otherwise lapsed; (b) the date when, and circumstances in which, Dr. Levin ceases to hold office; and (c) the market price of the Company’s Shares on ASX on the date the Board determines not to allow the relevant options to lapse. RECOMMENDATION The Board (Dr. Levin abstaining) unanimously recommends that all Shareholders entitled to vote, vote in favour of Resolution 6.

2025 Notice of Annual General Meeting and Explanatory Notes 22 Glossary associate has the meaning given to it in the Listing Rules. ASX means ASX Limited ACN 008 624 691 or, as the context requires, the financial market operated by it. Board means the board of Directors. Chair means the person appointed to chair the Company’s meeting. The Company intends to appoint Dr. Jeremy Levin, the Company’s current executive chair, to act as chair at the meeting. Closely Related Party has the meaning given to that term in section 9 of the Corporations Act. Company or Opthea means Opthea Limited ACN 006 340 567. Corporations Act means Corporations Act 2001 (Cth). Directors means the directors of the Company and Director means any one of them. Glossary means this glossary. KMP means persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any Director (whether executive or otherwise). Listing Rule or ASX Listing Rule means the official listing rules of ASX. LTIP means the long‑term incentive plan set out in Annexure B. NED Plan means the non‑executive director share and option plan set out in Annexure A. Notice means the notice of annual general meeting. Resolution means a resolution set out in the Notice. Share means a fully paid ordinary share of the Company. Shareholder means a holder of at least one Share. If you have any questions about the meeting, the Resolutions to be put to Shareholders or the proposals being considered, please contact Hamish George at hamish.george@bio101.com.

23 OPTHEA Annexure A Non‑Executive Directors Share and Option Plan Rules 1. Introduction 26 1.1 Name of Plan 26 1.2 Objects of Plan 26 1.3 Commencement of Plan 26 2. Defined terms and interpretation 26 2.1 Defined terms 26 2.2 Interpretation 31 3. Principal conditions 31 3.1 Shares, Options or Rights issued only to Eligible Directors 31 3.2 Compliance with laws 31 3.3 No prohibited financial assistance 31 3.4 Eligible Director participation 31 4. Operation of the Plan 32 5. Offers 32 5.1 Board may make Offer 32 5.2 Form of Offer 32 5.3 Information contained in Offer 32 5.4 Number of Shares, Options or Rights 33 5.5 Issue Price and Exercise Price 33 5.6 Terms 33 5.7 Exercise Price and Issue Price in Australian dollars 33 5.8 Offer personal 33 5.9 In lieu of cash remuneration 33 6. Application for Shares and Options 34 6.1 Acceptance of Offer 34 6.2 Application for all or some of Shares or Options the subject of an Offer 34 6.3 Lapse of Offer 34 6.4 Withdrawal of Offer prior to acceptance 34 7. Issue of Shares 34 7.1 Acceptance by Eligible Director 34 7.2 Acceptance by Company 34 7.3 Shares to rank equally 35 7.4 ASX Quotation 35 8. Vesting conditions – Shares 35 8.1 Conditions 35 8.2 Compliance by Participant 35 8.3 Refusal to register transfer 35 8.4 Retention of Holding Statements 35 8.5 Vesting Conditions to apply to Shares 35 8.6 Waiver 35 8.7 Permitted transfer of Shares 36 8.8 Corporate Control Event 36 8.9 Shares cease to be subject to Vesting Conditions 36 8.10 Notification upon request by Participant 36 9. Forfeiture of Shares 37 9.1 Forfeiture of Shares to which Vesting Conditions attach 37 9.2 Treatment of Forfeited Shares 37 9.3 Effect of forfeiture 37 9.4 Conditions on forfeiture 37 10. Power of Attorney 38 10.1 Appointment of Attorney 38 10.2 Ratification of Actions 38 10.3 Indemnity 38 11. Voting rights 38 12. Bonus issues 38 13. Capital reconstructions 38 14. Issue of Options and Rights 39 14.1 Acceptance by Eligible Director 39 14.2 Acceptance by Company 39 14.3 Certificates 39 14.4 Consideration for Options and Rights 39 14.5 Entitlement to underlying Shares 40 14.6 Interest in Shares 40 15. Vesting of Options or Rights 40 15.1 Requirements for vesting 40 15.2 Vesting Notice 40 15.3 Variation or waiver of Vesting Conditions and other terms 41 15.4 Notice of variation or wavier 41

2025 Notice of Annual General Meeting and Explanatory Notes 24 16. Vesting Conditions – Options and Rights 41 17. Exercise of Options 41 17.1 Exercise during Exercise Period 41 17.2 Exercise before Exercise Period 41 17.3 First Exercise Date 41 17.4 Exercise Conditions 41 17.5 Waiver of Exercise Conditions 42 17.6 Exercise of Options 42 17.7 Participant agrees to be bound 42 17.8 Issue of Shares 42 17.9 Clearance of Exercise Price 42 17.10 Exercise all or some Options 42 17.11 Replacement Certificate 42 17.12 Shares rank equally 43 18. Allocation of Shares to satisfy Vested Option or Rights 43 18.1 Discretion to settle Vested Plan Securities in cash 43 18.2 Calculation of amount payable for any Cash‑Settled Plan Securities 43 18.3 Tax withholding and superannuation contributions 43 19. Lapse of Options 44 19.1 Lapse of Options 44 19.2 Rights cease 45 20. Dealings with Options and Rights 45 20.1 Options personal 45 20.2 No unauthorized disposal 45 20.3 Permitted transfer of Options 45 20.4 Corporate Control Event 45 20.5 First Exercise Date brought forward 45 20.6 Notice to Participants of change 46 21. Participation rights, bonus issues, rights issues, reorganizations of capital and winding up in respect of Options 46 21.1 Application of this Rule 46 21.2 New issues 46 21.3 Bonus issues 46 21.4 Pro‑rata issues 46 21.5 Reorganization of capital 47 21.6 Winding up 47 21.7 Fractions of Shares 47 21.8 Calculations and adjustments 47 21.9 Notice of change 47 22. Restriction on disposal of Shares acquired pursuant to exercise of Options 47 22.1 Restricted Shares 47 22.2 No disposal whilst Shares in Plan 47 22.3 Waiver 48 22.4 Refusal to register transfer 48 22.5 Withdrawal of Restricted Shares 48 22.6 Cease to be in Plan 48 22.7 Notification upon request by Participant 48 23. Shareholder approval may be required 48 24. Quotation of Shares 49 24.1 No Quotation of Options 49 24.2 Quotation of Shares 49 25. Administration 49 25.1 Powers of the Board 49 25.2 Exercise of powers or discretion 49 25.3 Determinations 49 25.4 Expenses and costs 49 25.5 Board not liable 50 26. Amendment to Rules 50 26.1 Board or Board may amend Rules 50 26.2 Waiver or amendment 50 26.3 Consent of Participants 50 26.4 Eligible Directors outside Australia 50

25 OPTHEA Annexure A Non‑Executive Directors Share and Option Plan Rules (continued) 27. Rights of Participants 50 27.1 No conferred rights 50 28. No representation as to Tax consequences 51 29. Notices 51 29.1 Service of notices 51 29.2 Effective on receipt 51 29.3 Address 51 30. Governing law 51 31. Advice 52 Opthea Limited – ESOP plan option or rights certificate 52 Opthea Limited – Notice of alteration to option or rights conditions 52

2025 Notice of Annual General Meeting and Explanatory Notes 26 1. Introduction 1.1 NAME OF PLAN The Plan is called the Opthea Non‑Executive Directors Share and Option Plan. 1.2 OBJECTS OF PLAN The objects of the Plan are to enable present and future non‑executive Directors to: (a) elect to receive newly issued Shares, Options or Rights in lieu of receiving some or all of their entitlement to their Director’s existing cash remuneration (in accordance with article 61.8 of the Constitution); (b) be awarded newly issued Shares, Options or Rights in lieu of additional cash remuneration in respect of services provided to the Company which in the opinion of the Board are outside the scope of ordinary duties of the relevant Director (in accordance with article 61.5 of the Constitution); and/or (c) otherwise be awarded newly issued Shares, Options or Rights as part of the Directors’ remuneration in addition to any existing cash remuneration paid to Directors (if any). 1.3 COMMENCEMENT OF PLAN The Plan commences on the date determined by the Board. 2. Defined terms and interpretation 2.1 DEFINED TERMS In these Rules, unless the context otherwise requires: Accelerated Vesting Event means: (a) the occurrence of a Special Circumstance in respect of a Participant; or (b) the Board determines under Rule 8.7 or Rule 19.4 that a Corporate Control Event constitutes an Accelerated Vesting Event. Applicable Law means one or more, as the context requires of: (a) the Corporations Act; (b) Corporations Regulations; (c) any other applicable securities or financial services laws; (d) any class order, declaration, exemption or modification made by ASIC pursuant to any of the abovementioned statutes, regulations or laws, or any waiver from the Listing Rules granted by ASX, on which the Company seeks to rely or that binds the Company in making any Offer or otherwise in connection with the operation of the Plan; (e) Listing Rules; (f) any other legislation regulating or applying to the activities of the Company; and (g) the Constitution. Application means a duly completed and executed application for the issue of Shares, Options or Rights made by an Eligible Director in respect of an Offer, in the form approved by the Board from time to time (which may, without limitation, be an electronic form that is accessible and submitted via a website managed by the Company, its share registry or any other third party service provider).

27 OPTHEA Annexure A Non‑Executive Directors Share and Option Plan Rules (continued) ASIC means the Australian Securities and Investments Commission. ASX means ASX Limited ACN 008 624 691. Board means all or some of the directors of the Company acting as a board or its delegate under section 198D of the Corporations Act. Business Day means a day on which banks are open for general banking business in Melbourne, Victoria, excluding Saturdays or Sundays. Business Hours means from 9:00am to 5:00pm on a Business Day. Capital Reconstruction means any of the following events: (a) the Company issues Shares by way of capitalization of profits or reserves; (b) the Company gives shareholders the right (pro‑rata with existing shareholding and on terms including the payment of some consideration by the shareholders on exercising the right) to subscribe for additional Shares; (c) the Company subdivides or consolidates the Shares; (d) the Company returns issued share capital to holders of Shares; (e) the Company issues or cancels Shares on a pro‑rata basis; or (f) the Company reorganizes its issued capital in any other manner that is not referred to above (other than in lieu of dividends or by way of a dividend reinvestment). Cash‑Settled Plan Securities means Plan Securities that are the subject of a determination made by the Board under Rule 18.1. Certificate means a certificate issued under Rule 7.4 or 14.3 in the form approved by the Board from time to time or if the Board determines that Options are uncertificated, then a statement to the Participant disclosing the information in Rule 14.3. Company means Opthea Limited ACN 006 340 567. Constitution means the constitution of the Company (as amended from time to time). Corporate Control Event means the occurrence of one or more of the following events: (a) an offer is made for Shares (or shares in a Subsidiary) pursuant to a takeover bid under Chapter 6 of the Corporations Act 2001 (Cth); (b) the Court orders a meeting of members (or a class of members) or creditors (or a class of creditors) under Part 5.1 of the Corporations Act 2001 for the purpose of considering a proposed compromise or arrangement relating to the Company (or a Subsidiary) or a compromise or arrangement proposed for the purposes of or in connection with a scheme for the reconstruction of the Company (or a Subsidiary) or its amalgamation with any other body corporate or bodies corporate; (c) approval is given by a resolution duly passed at a general meeting, or by circular resolution, of members of the Company (or a Subsidiary) for an acquisition that would result in a person having voting power in the Company (or a Subsidiary) of more than 50%; (d) a person acquires voting power of more than 50% in the Company: (i) as a result of a takeover bid for all of the issued shares in the Company; or (ii) through a scheme of arrangement relating to the acquisition of all of the issued shares of the Company; (e) the Board determines that a change of control of the Company has occurred within the meaning of section 50AA of the Corporations Act;

2025 Notice of Annual General Meeting and Explanatory Notes 28 (f) any other event or transaction (including any other merger, consolidation or amalgamation involving the Company (or a Subsidiary)) occurs or is proposed where either or both of the following applies: (i) in the case of a merger, consolidation or arrangement, the transaction results in the holders of Shares (or shares in a Subsidiary) immediately prior to the merger, consolidation or amalgamation having relevant interests, in aggregate, in 50% or less of the voting shares in the body corporate resulting from the merger consolidation or amalgamation; or (ii) the Board determines, in its discretion, that the relevant transaction constitutes a Corporate Control Event for the purposes of the Rules; (g) the Company (or a Subsidiary) enters into an agreement or agreements to sell, in aggregate, a majority in value of the business or assets of all bodies corporate in the Group (whether or not in the form of shares in a body corporate in the Group) to a person or persons that are not bodies corporate in the Group; or (h) an administrator, liquidator, provisional liquidator, receiver or receiver and manager is appointed in respect of the Company or substantially all of the assets of the Company. Corporations Act means the Corporations Act 2001 (Cth). Date of Grant means, with respect to a Share, an Option or a Right, the date on which the Board grants or issues the Share, Option or Right to an Eligible Director. Deal or Dealing means sale, transfer, assignment, mortgage, pledge, grant a lien over or otherwise alienate or encumber or attempted sale, transfer, assignment, mortgage, pledge, grant a lien over or other alienation or encumbrance or creation in favor of any third party any interest whatsoever. Director means a director of the Company (including a non‑executive director). Eligible Director means a Director of a body corporate in the Group (excluding a Director who holds a salaried employment or office in a body corporate in the Group) whom the Board determines is to be issued Shares, Options or Rights under the Plan. Equity Shares means the ordinary shares of the Company, which such ordinary shares are listed on the ASX under the symbol “OPT”. Exercise Conditions means the performance, vesting or other conditions (if any) determined by the Board and specified in a Certificate or Offer which are, subject to these Rules, required to be satisfied, reached or met before an Option can, during the Exercise Period, be exercised. Exercise Period means the period commencing on the First Exercise Date and ending on the Last Exercise Date, subject to any variation to those dates determined by the Board. Exercise Price means the amount (if any) payable by the holder of an Option on the exercise of the Option, being the amount (or manner of determining the amount) fixed at the time of the issue of the Option and as determined under Rule 5.5. Final Acceptance Date has the meaning given to this term under Rule 5.3(c). First Exercise Date with respect to an Option means the date specified in an Offer (or determined under Rule 17.5(a)). Forfeited Shares means Shares the ownership of which has been or is required to be (as the case may be) forfeited under the Rules. Grant Conditions means the conditions (if any) determined by the Board and specified in (or attached to) an Offer which are, subject to these Rules, required to be satisfied, reached or met before a Share, Option or Right will be granted. Group means the Company and its Subsidiaries.

29 OPTHEA Annexure A Non‑Executive Directors Share and Option Plan Rules (continued) Holding Lock means a mechanism arranged or approved by the Board and administered by the Company (including through its share registry) that prevents Shares being disposed of by a Participant. Holding Statement means a statement issued by the share registry of the Company detailing a Participant’s holding of Shares. Issue Price means the amount (if any) payable per Share or Option by an Eligible Director on application for Shares or Options offered under an Offer. Last Exercise Date with respect to an Option means, unless otherwise specified in a Certificate or Offer in respect of that Option: (a) the date five years after the First Exercise Date; or (b) if a Special Circumstance arises in respect of a Participant during the period starting on the First Exercise Date and ending on the date five years after the First Exercise Date, then the date 12 months (or longer period as may be determined by the Board) after the Special Circumstance arises. Legal Personal Representative means the executor of the will or an administrator of the estate of a deceased person, the trustee of the estate of a person under a legal disability or a person who holds an enduring power of attorney granted by another person. Listing Rules means the listing rules of ASX Limited and any other rules of ASX (or the applicable securities exchange) that are applicable to the Company or the Shares while the Company is listed on that exchange, each as amended or replaced from time to time, and except to the extent of any express written waiver by ASX. Notice of Exercise means a duly completed and executed notice of exercise of an Option by a Participant, in the form approved by the Board from time to time (which may be in electronic form and, without limitation, accessed and submitted via a website managed by the Company, its share registry or another third party service provider). Offer means an invitation to an Eligible Director to apply for the issue of Shares, Options or Rights pursuant to the Plan. Option means an option issued to a Participant under the Plan to subscribe for a newly issued Share. Participant means a person who accepts an Offer and holds Shares, Options or Rights issued under the Plan and includes, if a Participant dies or becomes subject to a legal disability, the Legal Personal Representative of the Participant. Performance Period, in respect of Options or Rights, means any period or periods (if any, and however described) determined by the Board and specified in the relevant Offer as the period during, or by reference to, which the satisfaction of any performance‑based Vesting Conditions applicable to those Options or Rights is to be measured or assessed (and, where Options or Rights the subject of an Offer are divided into tranches to which different performance‑based Vesting Conditions apply, means any such period applicable in respect of the relevant tranche of Options or Rights and, where any such period may be or is extended by the Board, excludes any such extension of the period unless otherwise determined by the Board). Plan means the Opthea Limited Non‑Executive Directors Share and Option Plan governed by these Rules. Plan Security means an Option or Right and Plan Securities means Options or Rights, or both (as the context requires). Restriction Period means the period (if any) determined by the Board and specified in an Offer as the period during which Shares acquired (either directly or upon the exercise of an Option) will be Restricted Shares and held in the Plan and subject to the restrictions on disposal under Rule 19.1. Right means a right issued, or to be issued (as the context requires), under the Plan to acquire a Share, subject to these Rules and the terms and conditions set out in the relevant Offer.

2025 Notice of Annual General Meeting and Explanatory Notes 30 Rules means the rules governing the operation of the Plan set out in this document as amended from time to time. Security Interest means a mortgage, charge, pledge, lien, encumbrance or other third party interest of any nature (including the registration and/or perfection of that security interest under the Personal Property Securities Act 2009 (Cth)). Share Allocation Date or Share Allocation Period means the date on which, or the period during which, the Company expects to Allocate a Share to a Participant in respect of a Vested Right. Shares means fully paid ordinary shares in the capital of the Company. Special Circumstances means with respect to a Participant: (a) Total and Permanent Disablement; (b) the death of the Participant; (c) retirement at 65 years of age or older; or (d) any other circumstances as the Board may at any time determine (whether in relation to the Participant, a class of Participants, particular circumstances or a class of circumstances) and whether before or after the Date of Grant. Subsidiary means: (a) a body corporate of which the Company is a holding company in terms of Division 6 of Part 1.2 of the Corporations Act) that the Board has approved for participation in the Plan; or (b) a body corporate in which the Company has voting power of not less than 20% (determined under section 610 of the Corporations Act 2001) that the Board has approved for participation in the Plan. Tax includes any tax, levy, impost, GST, deduction, charge, rate, contribution, duty or withholding which is assessed (or deemed to be assessed), levied, imposed or made by or under any law or by any government or any governmental, semi‑governmental or judicial entity or authority together with any interest, penalty, fine, charge, fee or other amount assessed (or deemed to be assessed), levied, imposed or made on or in respect of any or all of the foregoing. Total and Permanent Disablement means the termination or cessation of a Participant’s office with the Company or a Subsidiary as a result of total and permanent disablement, as determined by the Board. Vesting Conditions means: (a) in relation to a Share, the conditions (if any) included in the terms of the Offer under which the Share was offered, limiting the rights of the Participant holding the Share to Deal in the Share or which might result in forfeiture of the Share; (b) in relation to an Option or Right, as set out in Rule 16. Vested Options or Vested Rights means Options or Rights, respectively: (a) that have become vested Options or vested Rights under Rule 7.1; (b) that are taken to be vested Options or vested Rights by virtue of a determination of the Board under Rule 19.4; or (c) that the Board has determined and notified the relevant Participant that the Options or Rights have otherwise become vested Options or Rights (including by reason of the waiver of any Vesting Conditions under Rule 15.3.

31 OPTHEA Annexure A Non‑Executive Directors Share and Option Plan Rules (continued) 2.2 INTERPRETATION In these Rules, unless the context otherwise requires: (a) headings are for convenience only and do not affect the interpretation of these Rules; (b) reference to any legislation or a provision of any legislation includes a modification or re‑enactment of the legislation or a legislative provision substituted for, and all legislation and statutory instruments and regulations issued under, the legislation; (c) words denoting the singular include the plural and vice versa; (d) words denoting a gender include the other genders; (e) reference to any document or agreement includes reference to that document or agreement as amended, novated, supplemented, varied or replaced from time to time; (f) where any word or phrase is given a defined meaning in these Rules, any part of speech or other grammatical form of that word or phrase has a corresponding meaning; (g) reference to a rule or paragraph is a reference to a rule or paragraph of these Rules, or the corresponding Rule or Rules of the Plan as amended from time to time; (h) where an act or thing must be done on a particular day or within a particular period, that act or thing must be done before, and that period ends at, 5:00pm Melbourne, Australia time on the relevant day; and (i) Primary instruments. These Rules are to be interpreted subject to the Applicable Laws. 3. Principal conditions 3.1 SHARES, OPTIONS OR RIGHTS ISSUED ONLY TO ELIGIBLE DIRECTORS No Shares, Options or Rights may be issued to a person under the Plan unless the person remains an Eligible Director as at the Date of Grant, or the Board determines otherwise. 3.2 COMPLIANCE WITH LAWS No Share, Option or Right may be issued to, or exercised by, an Eligible Director or Participant if to do so would contravene an Applicable Law (or in the case of an Eligible Director resident outside of Australia, would contravene the local laws or customs of that Director’s country of residence or in the opinion of the Board would require actions to comply with those local laws or customs which are impracticable or unreasonable). 3.3 NO PROHIBITED FINANCIAL ASSISTANCE No person may, whether directly or indirectly, provide financial assistance which is prohibited by the Corporations Act to an Eligible Director for the purposes of, or in connection with, the acquisition of Shares or Options under the Plan. 3.4 ELIGIBLE DIRECTOR PARTICIPATION Neither Shares, Options nor Rights may be issued to Eligible Directors pursuant to the Plan unless prior approval of the Company’s shareholders is obtained in accordance with the Listing Rules.

2025 Notice of Annual General Meeting and Explanatory Notes 32 4. Operation of the Plan The Plan operates according to these Rules which bind the Company, any Subsidiary and each Participant. 5. Offers 5.1 BOARD MAY MAKE OFFER (a) Subject to these Rules the Board may from time to time make an Offer to an Eligible Director. (b) The Offers will be in such form and content and with such terms and conditions as the Board determines from time to time. (c) Where an Offer is made which will involve fee, bonus or other monetary sacrifice by a Participant, the Offer may be made conditional on the Company and the Participant entering into an agreement (which may be constituted by the acceptance of the Offer) setting out the terms and conditions of the fee, bonus or other monetary sacrifice arrangement. 5.2 FORM OF OFFER An Offer must be in writing and subject to Rule 5.3, the form of the Offer and the form of the Application accepting the invitation constituted by the Offer must be as approved by the Board from time to time. 5.3 INFORMATION CONTAINED IN OFFER An Offer must state: (a) the name and address of the Eligible Director to whom the Offer is made; (b) the date of the Offer; (c) the final date that a Participant may accept the invitation constituted by the Offer (Final Acceptance Date); (d) the maximum number of Shares, Options or Rights for which the Eligible Director may make an Application; (e) the Grant Conditions (if any) attaching to the Shares, Options or Rights the subject of the Offer; (f) in respect of an Offer of Shares: (i) the Vesting Conditions (if any) attaching to the Shares the subject of the Offer; (ii) the Issue Price (if any) or the manner of determining the Issue Price (if any) of the Shares the subject of the Offer; (g) in respect of an Offer of Options or Rights: (i) the First Exercise Date of the Options or Rights the subject of the Offer; (ii) the Last Exercise Date of the Options or Rights the subject of the Offer; (iii) the Exercise Price (if any) or the manner of determining the Exercise Price (if any) of the Options or Rights the subject of the Offer; (iv) the Exercise Conditions (if any) attaching to the Options or Rights the subject of the Offer; (v) the Vesting Conditions (if any) attaching to the Shares issued upon exercise of the Options or Rights; and (vi) any other specific terms and conditions applicable to the Offer.

33 OPTHEA Annexure A Non‑Executive Directors Share and Option Plan Rules (continued) 5.4 NUMBER OF SHARES, OPTIONS OR RIGHTS The number of Shares, Options or Rights the subject of an Offer to an Eligible Director is as determined by the Board. 5.5 ISSUE PRICE AND EXERCISE PRICE The Issue Price (if any) in respect of a Share and the Exercise Price (if any) in respect of an Option (subject to any adjustment under Rule 18) is as determined by the Board. 5.6 TERMS The terms and conditions applicable to an Offer, including the Final Acceptance Date, the First Exercise Date, the Last Exercise Date, any Grant Conditions, any Vesting Conditions, any Exercise Conditions, are as determined by the Board (in its absolute discretion). 5.7 EXERCISE PRICE AND ISSUE PRICE IN AUSTRALIAN DOLLARS The Issue Price (if any) in respect of a Share and the Exercise Price (if any) in respect of an Option must be denominated and payable in Australian dollars. 5.8 OFFER PERSONAL An Offer under the Plan is personal to the Eligible Director to whom it is made and, accordingly, the invitation constituted by an Offer may only be accepted by, and Shares, Options or Rights may only be issued to, the Eligible Director to whom the Offer is made. 5.9 IN LIEU OF CASH REMUNERATION Where an Eligible Director: (a) elects to receive newly issued Shares, Options or Rights in lieu of receiving some or all of his/her entitlement to his/her Director’s existing cash remuneration (Election) and the Board agrees with the Election; or (b) is to awarded newly issued Shares, Options or Rights in lieu of additional cash remuneration in respect of services provided to the Company which in the opinion of the Board are outside the scope of ordinary duties of the relevant Director, the Eligible Director will as a Participant be issued the number of Shares, Options or Rights that is derived by the following formula: Number of Shares, Options or Rights to be issued = A B where (a) in the case of an Election, A is equal to the dollar value nominated by the Participant; (b) in all other cases, A is equal to the dollar value of the award to be granted to the Participant (such dollar value to be determined by the Board in its absolute discretion); and (c) B is the by reference to the volume weighted average price of ordinary shares quoted on the ASX on the five trading days preceding the date of determination of the award by the Board.

2025 Notice of Annual General Meeting and Explanatory Notes 34 6. Application for Shares and Options 6.1 ACCEPTANCE OF OFFER An Eligible Director may accept the invitation constituted by an Offer by giving to the Company an Application (and in the case of an Offer for Shares or Options that have an Issue Price, a cheque for the relevant amount) by the Final Acceptance Date. 6.2 APPLICATION FOR ALL OR SOME OF SHARES OR OPTIONS THE SUBJECT OF AN OFFER An Eligible Director may in his or her discretion accept the invitation constituted by an Offer, in whole or in part, in multiples of 100 Shares, Options or Rights or another multiple of Shares, Options or Rights as the Board may allow for the Eligible Director. An Eligible Director cannot accept less than the number of Shares, Options or Rights that would constitute the minimum parcel determined by the Board. 6.3 LAPSE OF OFFER An Offer not accepted in accordance with Rule 6.1 will lapse at 5:00pm Melbourne time on the Final Acceptance Date. 6.4 WITHDRAWAL OF OFFER PRIOR TO ACCEPTANCE The Board reserves the right (subject to any Applicable Law) to withdraw an Offer made to an Eligible Director, provided that Offer has not yet been accepted in accordance with Rule 6.1. 7. Issue of Shares 7.1 ACCEPTANCE BY ELIGIBLE DIRECTOR By accepting an Offer for Shares in accordance with Rule 6.1, the Eligible Director will be taken to have: (a) agreed to become a Shareholder and be bound by the Constitution; (b) agreed to become a Participant bound by these Rules; and (c) irrevocably offered to acquire Shares: (i) under, and subject to, these Rules; and (ii) on and subject to the terms and conditions of the Offer. 7.2 ACCEPTANCE BY COMPANY (a) Subject to the terms and conditions included in an Offer, the Company will register that number of Shares set out in the duly completed Application in the name of the relevant Eligible Director. Nothing in any Offer or Application, or in these Rules, will be taken to confer on any Eligible Director any right or title to or interest in, any Shares until the Shares are so registered. (b) The Company will give notice, or cause notice to be given, to a Participant (or any person authorized to receive such notice on the Participant’s behalf), in accordance with the Listing Rules, of the registration in the Participant’s name of Shares issued under the Plan, including information on the following: (i) the number of Shares issued to the Participant; (ii) the Date of Grant of those Shares; (iii) the Vesting Conditions (if any) attaching to the Shares; and (iv) any other specific terms and conditions applicable.

35 OPTHEA Annexure A Non‑Executive Directors Share and Option Plan Rules (continued) 7.3 SHARES TO RANK EQUALLY Unless otherwise determined by the Board at the time of an Offer, all Shares issued pursuant to the Offer will rank equally with existing Shares on and from their Date of Grant, including in respect of all rights issues, bonus share issues and dividends which have a record date for determining entitlements on or after the Date of Grant, unless otherwise specified in a particular Offer. 7.4 ASX QUOTATION The Company will apply (at its expense) to the ASX for the official quotation of any Shares issued to Participants for the purposes of the Plan in accordance with Listing Rule 2.4. 8.  Vesting conditions – Shares 8.1 CONDITIONS The Board may offer Shares with such conditions relating to the Dealing or forfeiture of the Shares as determined by the Board from time to time. 8.2 COMPLIANCE BY PARTICIPANT Each Participant undertakes to: (a) only Deal in the Shares as permitted by the Vesting Conditions (if any); and (b) observe all Vesting Conditions attached to the Shares issued to them. 8.3 REFUSAL TO REGISTER TRANSFER (a) Subject to the Listing Rules, the Company must refuse to register a paper‑based transfer, and must apply or cause to be applied a Holding Lock to prevent a transfer, of any Shares to which Vesting Conditions attach, and the Board on behalf of the Company may take any other steps that it considers necessary or appropriate, to enforce and give effect to the disposal restrictions under the Vesting Conditions. (b) Each Participant irrevocably authorizes the Board on behalf of the Company to apply a Holding Lock to any Shares to which Vesting Conditions attach held by that Participant. 8.4 RETENTION OF HOLDING STATEMENTS Until any Vesting Conditions for a Share are satisfied and any restriction on Dealing in the Share imposed by Rule 8.1 expires, if required by the Company, the Company may retain the Holding Statements in relation to the Share and any subsequent shares issued with respect to the Share under a bonus issue. The Company will promptly deliver any Holding Statements in relation to a Share which it holds to the Participant on the satisfaction of all Vesting Conditions for the Share and expiry of any restriction on sale of the Share imposed under Rule 8.1. 8.5 VESTING CONDITIONS TO APPLY TO SHARES Any Shares that a Participant acquires in respect of Shares to which Vesting Conditions attach pursuant to a rights issue or bonus share issues by the Company will also be deemed to have the same Vesting Conditions attached. 8.6 WAIVER The Board may, at its discretion, by notice to the Participant reduce or waive the Vesting Conditions attaching to Shares in whole or in part at any time and in any particular case including due to Special Circumstance or another Accelerated Vesting Event, subject to Rule 22.

2025 Notice of Annual General Meeting and Explanatory Notes 36 8.7 PERMITTED TRANSFER OF SHARES The Board may determine that Shares to which Vesting Conditions attach may be transferred by an instrument of transfer, in the following circumstances: (a) a transfer constituting the necessary transfer documents following an acceptance of an offer made under an off‑market bid relating to Shares; (b) a transfer to a bidder on the sale of the Shares under Division 3 of Part 6A.1 of the Corporations Act; (c) a transfer to a 100% holder on the sale of the Shares under Division 2 of Part 6A.2 of the Corporations Act; (d) a transfer under Part 6A.3 of the Corporations Act to a person entitled to acquire the Shares under section 661A or 664A of the Corporations Act; or (e) a transfer approved by the Board in those circumstances as may be determined by the Board. The Board must notify Participants if a circumstance set out in this Rule 8.7 occurs and the Board authorizes transfer of Shares pursuant to this Rule. 8.8 CORPORATE CONTROL EVENT If a Corporate Control Event occurs, the Board may determine that this constitutes an Accelerated Vesting Event. 8.9 SHARES CEASE TO BE SUBJECT TO VESTING CONDITIONS On the earliest of: (a) a determination by the Board that any Vesting Conditions have been satisfied, reached or met; (b) the Board making a determination under Rule 8.7 or to waive any applicable Vesting Conditions under Rule 8.6; then: (c) the relevant Shares cease to be subject to the restrictions under this Rule 8 and the forfeiture provisions under Rule 9; and (d) the Board must, as soon as reasonably practicable, lift the Holding Lock in respect of the relevant Shares and must notify the holder of the Shares that the Holding Lock has been lifted. 8.10 NOTIFICATION UPON REQUEST BY PARTICIPANT The Company must, if requested, notify the holder of the Shares of the particular time when the Holding Lock was lifted under Rule 8.9.

37 OPTHEA Annexure A Non‑Executive Directors Share and Option Plan Rules (continued) 9. Forfeiture of Shares 9.1 FORFEITURE OF SHARES TO WHICH VESTING CONDITIONS ATTACH If a Participant holds any Shares to which Vesting Conditions attach under this Plan, the Participant’s ownership of those Shares will be forfeited by the Participant (or any person claiming through the Participant) to the Company (or otherwise as directed by the Board) if: (a) the Vesting Conditions applicable to the Shares have not been satisfied, reached or met in accordance with their terms or are not capable of being satisfied, reached or met (except for reason of Special Circumstances and the Board determining that in such Special Circumstances the Vesting Conditions are to be waived or modified); or (b) the Board determines that a Participant: (i) has been convicted on indictment of an offence against the Corporations Act in connection with the affairs of the Company or any body corporate in the Group; (ii) has had a judgement entered against him or her in civil proceedings in respect of the contravention by the Participant of his or her duties at law, in equity or under statute in his or her capacity as a Director of the Company or any body corporate in the Group; (iii) has committed an act of fraud, defalcation or gross misconduct in relation to the affairs of that body corporate (whether or not charged with an offence); (iv) has breached the Company’s policy (if any) on hedging of long‑term incentives; or (v) has done an act which brings the Group or any body corporate in the Group into disrepute; or (c) the Participant’s office of a body corporate in the Group is terminated or ceases, other than: (i) where the termination or cessation of office is due to the occurrence of a Special Circumstance; or (ii) where the Board determines otherwise, subject to Rule 22. 9.2 TREATMENT OF FORFEITED SHARES (a) As soon as reasonably practicable after Forfeited Shares are transferred to the Company, the Company must: (i) sell those Forfeited Shares in the ordinary course of trading on the stock market of the ASX; (ii) cancel the Forfeited Shares; or (iii) deal with the Forfeited Shares in any other manner determined by the Board from time to time. (b) For the avoidance of doubt, the Company will hold full legal and beneficial title to any Forfeited Shares which are transferred to the Company pursuant to any power of attorney granted by a Participant under Rule 10 at all times until those Forfeited Shares are disposed of by the Company. 9.3 EFFECT OF FORFEITURE For the avoidance of doubt, no consideration or compensation will be payable to a Participant for or in relation to the forfeiture by the Participant of ownership of Shares held under the Plan. 9.4 CONDITIONS ON FORFEITURE In making any determination as to the forfeiture or otherwise of the ownership of Shares or other entitlements under Rule 9 the Board may: (a) impose any conditions that it thinks fit; and (b) determine that a Participant will be required to forfeit all or a specified number of the Shares held by the Participant or other entitlements arising from those Shares under the Plan.

2025 Notice of Annual General Meeting and Explanatory Notes 38 10. Power of Attorney 10.1 APPOINTMENT OF ATTORNEY At all times while a Participant holds Shares in respect of which a Vesting Condition has not been satisfied, reached or met, the relevant Participant irrevocably appoints the Company and any person nominated from time to time by the Company (each an Attorney) severally, as the Participant’s attorney, to: (a) do all acts, matters and things which the Attorney considers necessary or desirable to be done in order that any Shares may be registered in the name of the Participant or to give effect to the powers of sale or forfeiture referred to in these Rules including acquiring or disposing of the Shares; (b) execute in the name of the Participant an instrument or instruments of transfers of the Shares or make any alteration or addition whatsoever which the Attorney may think fit; and (c) exercise all of the powers of the Participant in relation to acquisition, sale or disposal (including forfeiture under Rule 9) of the Participant’s Shares. 10.2 RATIFICATION OF ACTIONS The Participant will confirm and ratify everything which an Attorney may do pursuant to any power set out in Rule 10.1 and no person dealing with the Attorney shall be bound or concerned to enquire as to the occasion for or the regularity of the exercise of any such power. 10.3 INDEMNITY The Participant will indemnify and keep indemnified the Attorney against all losses, liabilities, costs, expenses, proceedings, claims, actions, demands, and damages in consequence of or arising out of the exercise by the Attorney of any of the powers granted under this Rule 10. 11. Voting rights Unless otherwise resolved by the Board when it makes an Offer, and subject to the terms of issue of the relevant Shares, a Participant may exercise (whether in person or by proxy) any voting rights attaching to the Shares registered in the Participant’s name which were the subject of the Offer. 12. Bonus issues Unless otherwise resolved by the Board when it makes an Offer, a Participant who holds the Shares issued pursuant to the Offer has the same entitlement as any other shareholder in the Company to participate in any bonus issue, provided however, if the Shares held by the Participant are subject to any Vesting Conditions or any restrictions on sale imposed under Rule 8.1, any shares issued to a Participant under the bonus issue will be subject to these Rules as if those shares were Shares issued under the Offer made to the Participant. 13. Capital reconstructions In the event of a Capital Reconstruction, subject to any provision in the Listing Rules, the Board may adjust any or all of the number of Shares issued pursuant to the Offer to a Participant as the Board deems appropriate.

39 OPTHEA Annexure A Non‑Executive Directors Share and Option Plan Rules (continued) 14. Issue of Options and Rights 14.1 ACCEPTANCE BY ELIGIBLE DIRECTOR By accepting an Offer for Options or Rights in accordance with Rule 6.1, the Eligible Director will be taken to have: (a) agreed to become a Participant bound by these Rules; and (b) irrevocably offered to acquire Options or Rights (and Shares upon the exercise of Options or Rights): (i) under, and subject to, these Rules; and (ii) on and subject to the terms and conditions of the Offer. 14.2 ACCEPTANCE BY COMPANY Unless provided for otherwise in an Offer, the Company will be deemed to have accepted an Eligible Director’s Application in respect of an Offer for Options or Rights on the issue to the Eligible Director of the Options or Rights the subject of the Application, and the notification to the Eligible Director of the Date of Grant of those Options or Rights. Nothing in any Offer or Application, or in these Rules, will be taken to confer on any Eligible Director any right or title to or interest in, any Options or Rights until such issue occurs and notice is provided. 14.3 CERTIFICATES The Company must give a Participant one or more Certificates stating (or which, if applicable, attach a separate document stating): (a) the number of Options or Rights issued to the Participant; (b) the Issue Price (if any) of those Options or Rights; (c) the Exercise Price (if any) of those Options; (d) the Date of Grant of those Options or Rights; (e) the First Exercise Date of the Options; (f) the Last Exercise Date of the Options; (g) the Exercise Conditions (if any) attaching to the Options; (h) if the underlying Shares over which the Option is exercisable are to be Restricted Shares under Rule 19.1, details of the restriction; and (i) any other specific terms and conditions applicable. 14.4 CONSIDERATION FOR OPTIONS AND RIGHTS If Options or Rights are issued with a zero Issue Price, the Options or Rights will be issued for consideration comprising: (a) the services that are expected to be provided by an Eligible Director to or for the benefit of the Group, either as payment in lieu of the relevant Director’s existing cash remuneration or in addition to any existing cash remuneration payable to the relevant Director; or (b) the services that have already been provided by an Eligible Director for the benefit of the Group which in the opinion of the Board are outside of the scope of ordinary duties of the relevant Director, and no further monetary or other consideration will be payable in respect of the issue of an Option

2025 Notice of Annual General Meeting and Explanatory Notes 40 14.5 ENTITLEMENT TO UNDERLYING SHARES (a) Subject to these Rules, each Option confers on its holder the entitlement to subscribe for and be issued one Share at the Exercise Price (if any). (b) Subject to these Rules, each Right confers on its holder the entitlement to be issued one Share. 14.6 INTEREST IN SHARES A Participant has no interest in a Share the subject of an Option or Right held by the Participant unless and until the Share is issued to that Participant pursuant to the exercise of an Option or Right under these Rules and does not have any rights to dividends, rights to vote or rights to the capital of the Company as a result of holding an Option or Right. Subject to the Corporations Act and the Constitution, Participants will not, as holders of Options or Rights, have any right to attend or vote at general meetings of holders of Shares. 15. Vesting of Options or Rights 15.1 REQUIREMENTS FOR VESTING Subject to these Rules: (a) if the Offer for Plan Securities held by a Participant specified any Vesting Conditions and each of the following occurs: (i) the Board determines that the applicable Vesting Conditions have been satisfied in respect of all, or a specified percentage or number of, those Plan Securities; and (ii) if any additional terms were specified in the Offer and required to be satisfied before vesting, the Board determines that those additional terms have been satisfied or, in the Board’s sole discretion, are not required to be satisfied, then all, or any specified percentage or number determined by the Board, of those Options or Rights will become vested Plan Securities on and from the date of the Board’s determination (or any later date determined by the Board); and (b) if the Offer for Plan Securities held by a Participant did not specify any Vesting Conditions, the Plan Securities will become vested Plan Securities on and from the vesting date specified in the Offer (or any earlier date determined by the Board). 15.2 VESTING NOTICE If, and within a reasonable period after: (a) any Options held by a Participant become Vested Options; or (b) any Rights held by a Participant become Vested Rights, the Company must give the Participant a Vesting Notice.

41 OPTHEA Annexure A Non‑Executive Directors Share and Option Plan Rules (continued) 15.3 VARIATION OR WAIVER OF VESTING CONDITIONS AND OTHER TERMS Subject to Applicable Law, and without limiting Rules 19.4, 20 and 25.1, the Board may, in its sole discretion and at any time and in any particular case or cases: (a) reduce or waive the Vesting Conditions (if any) that apply to any Plan Security held by the Participant (in whole or in part); (b) reduce the Performance Period (if any) that applies to any Plan Security held by the Participant; (c) in the case of an Option, determine that a new First Exercise Date or Last Exercise Date (or both) will apply to the Option (whether earlier or later than the original date); (d) in the case of a Right, determine that a new Share Allocation Date or Share Allocation Period will apply to the Right (whether earlier or later than the original date or period); or (e) do any combination of the things referred to in paragraphs (a) to (d) above. 15.4 NOTICE OF VARIATION OR WAVIER If the Board exercises its discretion to alter any terms of a Plan Security under Rule 15.3 or in reliance on Rule 25, the Company: (a) must within a reasonable period of the alteration give notice to each Participant affected by the alteration in respect of any Options or Rights held by the Participant; and (b) if the Company issued a certificate for the Plan Security, may have to issue a replacement certificate. 16. Vesting Conditions – Options and Rights In relation to an Option or Right, a Vesting Condition means any performance, service or other conditions, set out in the terms of the Offer, that must be satisfied, or circumstances that must exist, before: (a) in the case of an Option, the Option may (during the Exercise Period) vest and be exercised; (b) in the case of a Right, the Right may vest and be converted into a Share, as determined by the Board under Rule 5.6. 17. Exercise of Options 17.1 EXERCISE DURING EXERCISE PERIOD Subject to Rules 3.2, 17.2, 17.3, 17.4and 22, an Option may be exercised at any time during the Exercise Period for that Option. 17.2 EXERCISE BEFORE EXERCISE PERIOD An Option may be exercised before the Exercise Period if permitted under Rule 19.5 or 20.6. 17.3 FIRST EXERCISE DATE The Certificate or Offer will specify the First Exercise Date in respect of an Option. The exercise of an Option after the First Exercise Date is subject to any Exercise Conditions under Rule 17.4. 17.4 EXERCISE CONDITIONS Subject to Rule 17.5, if the Certificate or Offer in respect of an Option specifies any Exercise Conditions, the Option may not be exercised unless and until those Exercise Conditions have been satisfied, reached or met.

2025 Notice of Annual General Meeting and Explanatory Notes 42 17.5 WAIVER OF EXERCISE CONDITIONS The Board may, at its discretion, by notice to the Participant reduce or waive the Exercise Conditions attaching to Options in whole or in part at any time and in any particular case including due to Special Circumstance or another Accelerated Vesting Event. 17.6 EXERCISE OF OPTIONS Subject to these Rules, Options which have not lapsed may be exercised by the Participant giving to the Company: (a) a Notice of Exercise signed by the Participant; (b) the Certificate for those Options; and (c) if there is an Exercise Price for the Options:, (i) payment (in cleared funds) of the amount calculated by multiplying the number of Options being exercised by the Exercise Price; or (ii) payment, or the Participant’s agreement to pay, the relevant amount under any ‘cashless exercise’ arrangement that is acceptable to, and approved by, the Board, but no Participant shall be able to exercise an Option that remains subject to Exercise Conditions that have not been satisfied, reached or met, or else waived under Rule 15.5. 17.7 PARTICIPANT AGREES TO BE BOUND By exercising an Option, a Participant will be taken to have agreed to become a Shareholder and be bound by the Constitution. 17.8 ISSUE OF SHARES Subject to these Rules, on the exercise of an Option the Company must issue and allot a Share, as soon as reasonably practicable (subject to Rule 17.9) to the Participant. 17.9 CLEARANCE OF EXERCISE PRICE The Company is not obliged to issue Shares on exercise of Options until any cheque received in payment of the Exercise Price has been honored on presentation (if there is an Exercise Price for the Options). 17.10 EXERCISE ALL OR SOME OPTIONS (a) A Participant may only exercise Options in multiples of 100 or another multiple as the Board determines unless the Participant exercises all Options covered by a Certificate able to be exercised by him or her at that time or under a cashless exercise arrangement. (b) The exercise by a Participant of only some of the Options held by the Participant does not affect the Participant’s right to exercise at a later date other Options held by the Participant that have not lapsed (whether those other Options have the same First Exercise Date or otherwise). 17.11 REPLACEMENT CERTIFICATE If a Participant submits a Notice of Exercise in respect of only part of the Options covered by a Certificate, the Company must issue a Certificate stating the remaining number of Options held by the Participant.

43 OPTHEA Annexure A Non‑Executive Directors Share and Option Plan Rules (continued) 17.12 SHARES RANK EQUALLY Shares issued on the exercise of Options rank equally with all existing Shares on and from the date of issue in respect of all rights issues, bonus share issues and dividends which have a record date for determining entitlements on or after the date of issue of those Shares. 18. Allocation of Shares to satisfy Vested Option or Rights 18.1 DISCRETION TO SETTLE VESTED PLAN SECURITIES IN CASH (a) Notwithstanding any other provision of these Rules, and unless the Offer Document for the relevant Plan Securities specifies that this Rule 18.1 does not apply, the Board may, in its sole discretion (and at any time), determine that in lieu and satisfaction of a Participant’s right to be allocated shares in respect of: (i) any or all Vested Option exercised by the Participant; or (ii) any or all Vested Rights held by the Participant, the Company will make, or cause to be made, a payment (in Australian dollars) to or for the benefit of the Participant of a cash equivalent amount in respect of the Vested Options or Vested Rights the subject of the Board’s determination, as calculated in accordance with Rule 18.2 or in any other manner determined by the Board and specified in the relevant Offer (and subject to Rule 18.3. (b) Where the Board has made a determination under this Rule 18.1, the Company must make, or cause to be made, the relevant payment to or for the benefit of the Participant as soon as reasonably practicable. (c) Any payment made to or for the benefit of a Participant in respect of any Cash‑Settled Plan Securities in accordance with the relevant determination of the Board under this Rule 18.1 constitutes full and final satisfaction of the Participant’s right to otherwise be allocated Shares in respect of those Cash‑Settled Plan Securities. 18.2 CALCULATION OF AMOUNT PAYABLE FOR ANY CASH‑SETTLED PLAN SECURITIES For the purposes of Rule 18.1(a), and subject to the Offer for the Cash‑Settled Plan Securities, the cash equivalent amount in respect of any Cash‑Settled Plan Securities will be calculated by: (a) in the case of Equity Shares, multiplying the number of Equity Shares that would (but for payment in accordance with 18.1) be allocated to the Participant in respect of those Cash‑Settled Plan Securities by: (i) if the Equity Shares are quoted on ASX or another securities exchange at the time, the volume weighted average price of Equity Shares traded on ASX (or on the securities exchange or exchanges determined by the Board) over the five trading days preceding, where Cash‑Settled Plan Securities are Options, the date of exercise of the Options or, where the Cash‑Settled Plan Securities are Rights, the date on which the Rights became Vested Rights (Equity Share Valuation Time); or (ii) if Equity Share are not quoted on ASX at the time, an amount reasonably determined by the Board to be equivalent to the value of an Equity Share at the Equity Share Valuation Time; and, in each case, where the Cash‑Settled Plan Securities are Options, reducing the resulting amount by the aggregate Exercise Price (if any) for the number of Vested Options in respect of which the cash equivalent amount is to be paid. If the resulting number is a fractional number, it will be rounded down to the next lower whole cent. 18.3 TAX WITHHOLDING AND SUPERANNUATION CONTRIBUTIONS (a) The Company will deduct or withhold, or cause to be deducted or withheld, from any amount paid or payable to a Participant in respect of any Cash‑Settled Plan Securities any Tax and other amounts required by law to be deducted or withheld from the payment.

2025 Notice of Annual General Meeting and Explanatory Notes 44 (b) Any amount payable to or for the benefit of a Participant in respect of any Cash‑Settled Plan Securities in accordance with the relevant determination of the Board under Rule 18.1 will be payable such that the total of: (i) the amount payable to the Participant (before any applicable deduction or withholding for Tax or other amounts under Rule 18.3(a) above will be payable such that the total of: (ii) the amount of any contribution that any Group Company makes, will make or is required or has agreed to make, to an Australian superannuation fund for the benefit of the Participant that is or will be attributable or referable to any amount paid or payable to the Participant in accordance with the Board’s determination under Rule 18.1, is equal to the cash equivalent amount in respect of those Cash‑Settled Plan Securities determined in accordance with Rule 18.1 (and, if applicable, Rule 18.2). (c) For the purposes of Rule 9.7(b) (and without limitation), a Group Company will be taken to be required to make a contribution if it is required to make the contribution in order to ensure that it will have no liability or potential liability to pay any superannuation guarantee charge (as defined in the Superannuation Guarantee (Administration) Act 1992 (Cth) in respect of the amount paid or payable to the relevant Participant in respect of the relevant Cash‑Settled Plan Securities. (d) To the maximum extent permitted by law, in no event will the amount payable to a Participant under Rule 18.1 be included in any definition of pensionable or other earnings or salary (however, defined) for the purpose of calculating any contributions payable to any Australian superannuation fund for the benefit of the Participant. 19. Lapse of Options 19.1 LAPSE OF OPTIONS Unless otherwise specified in the Exercise Conditions or determined otherwise by the Board an Option lapses on the earlier of: (a) the Last Exercise Date; (b) a determination of the Board that the Option should lapse because the Participant, in the Board’s opinion: (i) has committed an act of fraud, defalcation or gross misconduct in relation to the affairs of that body corporate (whether or not charged with an offence); (ii) has done an act which brings the Group or any body corporate in the Group into disrepute; (iii) has been convicted on indictment of an offence against the Corporations Act in connection with the affairs of the Company or any body corporate in the Group; (iv) has had a judgement entered against him or her in civil proceedings in respect of the contravention by the Participant of his or her duties at law, in equity or under statute in his or her capacity as a Director of the Company or any body corporate in the Group; or (v) has breached the Company’s policy (if any) on hedging of long‑term incentives; or (c) the Participant’s office of a body corporate of the Group is terminated or ceases, other than: (i) where the termination or cessation of office is due to the occurrence of a Special Circumstance; or (ii) where the Board determines otherwise, subject to Rule 22.

45 OPTHEA Annexure A Non‑Executive Directors Share and Option Plan Rules (continued) 19.2 RIGHTS CEASE If a Participant fails for any reason to exercise all the Options registered in the Participant’s name before the occurrence of a circumstance set out in Rule 18.1, those Options that the Participant: (a) would have been entitled to exercise and that have not been exercised; and (b) may have had a right or entitlement to have vested in the Participant, lapse and all rights of a Participant under the Plan in respect of those Options cease. 20. Dealings with Options and Rights 20.1 OPTIONS PERSONAL Except where Options and Rights have been transferred under Rule19.3, Options and Rights held by a Participant are personal to the Participant and may not be exercised by another person. 20.2 NO UNAUTHORIZED DISPOSAL Except as permitted under Rule 19.3, a Participant must not dispose of or grant a Security Interest over or otherwise engage in any Dealing with an Option or Right or an interest in an Option or Right, and the Security Interest or disposal or dealing is not recognized in any manner by the Company. 20.3 PERMITTED TRANSFER OF OPTIONS The Board may determine that Options or Rights may be transferred by an instrument of transfer, in the following circumstances: (a) a transfer constituting the necessary transfer documents following an acceptance of an offer made under an off‑market bid relating to Options or Rights; (b) a transfer to a bidder on the sale of the Options or Rights under Division 3 of Part 6A.1 of the Corporations Act; (c) a transfer to a 100% holder on the sale of the Options or Rights under Division 2 of Part 6A.2 of the Corporations Act; (d) a transfer under Part 6A.3 of the Corporations Act to a person entitled to acquire the Options or Rights under section 661A or 664A of the Corporations Act; or (e) a transfer approved by the Board in those circumstances as may be determined by the Board. The Board must notify Participants if a circumstance set out in this Rule 19.3 occurs and the Board authorizes transfer of Options or Rights pursuant to this Rule. 20.4 CORPORATE CONTROL EVENT If a Corporate Control Event occurs the Board may determine that this constitutes an Accelerated Vesting Event. 20.5 FIRST EXERCISE DATE BROUGHT FORWARD If an Accelerated Vesting Event occurs or is expected to occur while a Participant is employed with the Group, the Board may, at its discretion: (a) bring forward the First Exercise Date of all Options held by the Participant to a date determined by the Board; and (b) waive or vary any Exercise Conditions in regard to an Option held by the Participant in accordance with Rule 17.5, subject to Rule 22.

2025 Notice of Annual General Meeting and Explanatory Notes 46 20.6 NOTICE TO PARTICIPANTS OF CHANGE If the Board determines to alter the First Exercise Date and Exercise Conditions under Rule 19.5, the Company: (a) must within 14 days of the alteration give notice to each Participant affected by the Accelerated Vesting Event in respect of any Options held by the Participant; and (b) may have to issue a replacement Certificate for the Options. 21.  Participation rights, bonus issues, rights issues, reorganizations of capital and winding up in respect of Options 21.1 APPLICATION OF THIS RULE This Rule 20 applies to Participants who hold Options or Rights that they have not yet exercised, provided the Options have not lapsed in accordance with the Rules. 21.2 NEW ISSUES Participants holding Options or Rights are not entitled to participate in any new issue to existing holders of securities in the Company unless: (a) they have become entitled to exercise their Options or Rights under the Plan; and (b) they do so before the record date for the determination of entitlements to the new issue of securities and participate as a result of being holders of Shares. The Company shall give Participants, in accordance with the Listing Rules, notice of any new issue of securities before the record date for determining entitlements to the new issue. 21.3 BONUS ISSUES If the Company makes (whether before or during the Exercise Period) a bonus issue of Shares or other securities to existing holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Share has been issued in respect of an Option or Right before the record date for determining entitlements to the bonus issue, then the number of underlying Shares over which the Option or Right is exercisable is increased by the number of Shares which the Participant would have received if the Participant had exercised the Option prior to such record date. 21.4 PRO‑RATA ISSUES If the Company makes a pro‑rata issue of Shares to existing holders of Shares (other than a bonus issue, or an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Share has been allocated in respect of an Option or Right before the record date for determining entitlements to the issue, then: (a) in the case of an Option, the Exercise Price (if any) of the Option will be reduced in accordance with the relevant formula set out in the Listing Rules applying to options at the time of the pro‑rata issue, and there will be no change to the number of Shares to which the relevant Participant is entitled on exercise of the Option; and (b) in the case of a Right, but subject to Rule 25.3, the Board may determine, in its sole discretion, whether any adjustment will be made to the terms of the Right (including, without limitation, whether or not there will be any resulting increase in the number of Shares to which the relevant Participant will be entitled on conversion of the Right and the manner in which any such increase will be calculated).

47 OPTHEA Annexure A Non‑Executive Directors Share and Option Plan Rules (continued) 21.5 REORGANIZATION OF CAPITAL If there is a reorganization of capital of the Company (whether before or during the Exercise Period) then the rights of a Participant (including the number of Options or Rights to which each Participant is entitled and the Exercise Price, if any) are amended in accordance with the Listing Rules or as would be required by the Listing Rules if the Company was subject to the Listing Rules at the time of the reorganization. 21.6 WINDING UP If, while a Participant holds Options or Rights, a resolution for a members’ voluntary winding up of the Company is proposed (other than for the purpose of a reconstruction or amalgamation) the Board may, in its sole discretion: (a) in the case of Options, give written notice to the Participant of the proposed resolution, in which case, subject to the applicable Vesting Conditions (if any) being satisfied (or waived by the Board), the Participant may, during the period referred to in the notice, exercise the Option provided that no Option will be capable of exercise later than the Last Exercise Date; and (b) in the case of Rights, determine that the Rights are Vested Rights and that on conversion, Shares will be Allocated in respect of the Rights on a date specified by the Board and notified to the Participant. 21.7 FRACTIONS OF SHARES For the purposes of this Rule 20, if Options or Rights are exercised simultaneously, then the Participant may aggregate the number of Shares or fractions of Shares for which the Participant is entitled to subscribe. Fractions in the aggregate number only will be disregarded in determining the total entitlement of a Participant. 21.8 CALCULATIONS AND ADJUSTMENTS Any calculations or adjustments which are required to be made under this Rule 20 will be made by the Board and, in the absence of manifest error, are final and conclusive and binding on the Company and the Participant. 21.9 NOTICE OF CHANGE The Company must within a reasonable period give to each Participant notice of any change under Rule 20 to the Exercise Price (if any) of any Options held by the Participant or to the number of Shares which the Participant is entitled to subscribe for on exercise of an Option or Right. 22.  Restriction on disposal of Shares acquired pursuant to exercise of Options 22.1 RESTRICTED SHARES The Shares acquired under this Plan pursuant to exercise of Options or Rights may be subject to restriction on disposal under this Rule 21.1 (Restricted Shares). 22.2 NO DISPOSAL WHILST SHARES IN PLAN The Certificate may specify any period during which Shares will be Restricted Shares (Restriction Period). A holder of Restricted Shares must not dispose of or engage in any Dealing with any of those Restricted Shares or any interest in those Restricted Shares while those Restricted Shares are held in the Plan and subject to these Rules.

2025 Notice of Annual General Meeting and Explanatory Notes 48 22.3 WAIVER The Board may, at its discretion, by notice to the Participant reduce or waive the period in which Restricted Shares are subject to restriction on disposal under this Rule 21.3. 22.4 REFUSAL TO REGISTER TRANSFER (a) Subject to the Listing Rules, the Company must refuse to register a paper‑based transfer, and must apply or cause to be applied a Holding Lock to prevent a transfer, of any Restricted Shares, and the Board on behalf of the Company may take any other steps that it considers necessary or appropriate, to enforce and give effect to the disposal restrictions under this Rule 21.4. (b) Each Participant irrevocably authorizes the Board on behalf of the Company to apply a Holding Lock to any Restricted Shares held by that Participant. 22.5 WITHDRAWAL OF RESTRICTED SHARES A holder of Restricted Shares may at any time, by serving on the Company a written withdrawal notice in a form approved by the Board, apply to withdraw from the Plan a portion of or all Restricted Shares held by the holder. The Board may determine in its discretion whether to grant a request made under this Rule 21.5. 22.6 CEASE TO BE IN PLAN On the earliest of: (a) the expiry of any applicable Restriction Period; (b) the acceptance by the Board of a request under Rule 21.5; (c) the Board making a determination to release some or all of the Restricted Shares under Rule 21.3, then: (d) the relevant Restricted Shares cease to be held in the Plan and subject to these Rules; (e) the relevant Restricted Shares cease to be subject to the restrictions under this Rule 21.6; and (f) the Board must, as soon as reasonably practicable, lift the Holding Lock in respect of the relevant Shares and must notify the holder of the Shares that the Holding Lock has been lifted. 22.7 NOTIFICATION UPON REQUEST BY PARTICIPANT The Company must, if requested, notify the holder of the Shares of the particular time when the Holding Lock was lifted under Rule 21.6. 23. Shareholder approval may be required To the extent that the exercise of the Board’s discretion under Rules 8.6, 9.1(c), 17.5, 19.5or any other amendment to the terms of a Participant’s Offer under the Rules would trigger the requirement for shareholder approval under section 200B of the Corporations Act, the Company agrees to use reasonable endeavors to seek shareholder approval for the benefit under section 200E of the Corporations Act at the next Annual General Meeting of the Company. Explanatory note: Section 200B of the Corporations Act deals with retirement benefits given to a person who holds (or has held any time in the last three years before his or her retirement) the office or position of a managerial or executive office in the Company or a related body corporate.

49 OPTHEA Annexure A Non‑Executive Directors Share and Option Plan Rules (continued) 24. Quotation of Shares 24.1 NO QUOTATION OF OPTIONS The Company will not seek official quotation of any Options or Rights. 24.2 QUOTATION OF SHARES The Company must apply to ASX for quotation of Shares issued following the acceptance of an Offer or Shares issued on exercise of Options or Rights, if other Shares of the Company are officially quoted by ASX at that time. 25. Administration The Plan is administered by the Board. 25.1 POWERS OF THE BOARD The Board has power to: (a) exercise all powers and discretions vested in it under these Rules; (b) determine appropriate procedures and make regulations and guidelines for the administration and operation of the Plan which are not inconsistent with these Rules; (c) resolve conclusively all questions of fact or interpretation arising in connection with the Plan; (d) terminate or suspend the operation of the Plan at any time, provided that the termination or suspension does not adversely affect or prejudice the rights of Participants holding Shares or Options at that time or contravene any Applicable Law; (e) delegate those functions and powers it considers appropriate, for the efficient administration of the Plan, to any person or persons whom the Board reasonably believes to be capable of performing those functions and exercising those powers; (f) take and rely on independent professional or expert advice in or in relation to the exercise of any of their powers or discretions under these Rules; (g) administer the Plan in accordance with these Rules as and to the extent provided in these Rules; and (h) make regulations for the operation of the Plan consistent with these Rules. 25.2 EXERCISE OF POWERS OR DISCRETION Any power or discretion which is conferred on the Board or Board by these Rules may be exercised by the Board or Board in the interests or for the benefit of the Company, and the Board or Board is not, in exercising that power or discretion, under any fiduciary or other obligation to another person, including a Participant. 25.3 DETERMINATIONS Where these Rules provide for a determination, decision, approval or opinion of the Board or Board, that determination, decision, approval or opinion may be made or given by the Board or Board (as applicable) in its absolute discretion. In the absence of manifest error, any determination, decision, approval or opinion of the Board or Board as to the interpretation, effect or application of the Rules will be final. 25.4 EXPENSES AND COSTS Subject to these Rules, the Company and its Subsidiaries must pay all expenses, costs and charges incurred in the administration of the Plan in the amounts and proportions as they shall agree.

2025 Notice of Annual General Meeting and Explanatory Notes 50 25.5 BOARD NOT LIABLE No member of the Board shall be liable for anything done, or omitted to be done by him or by any other member of the Committee in connection with the Plan, except for his own willful misconduct or as expressly provided by law. 26. Amendment to Rules 26.1 BOARD OR BOARD MAY AMEND RULES Subject to the Listing Rules, the Board or Board may, in its absolute discretion, at any time amend any of these Rules, or waive or modify the application of any of these Rules in relation to any Participant. In particular, amendments, waivers or modifications may be made in order to enable Shares or Options issued to Participants to be assessed at the ‘ESS deferred taxing point’ as defined in section 83A‑120 of the Income Tax Assessment Act (Cth) 1997. Any amendment may be given such retrospective effect as the Board or Board may determine from time to time. 26.2 WAIVER OR AMENDMENT The Company will not be taken to have waived any provision of, or any right, or entitlement under these Rules, or agreed to any amendment of the Rules, unless it does so expressly in writing and provided further that any waiver or amendments of these Rules is carried out in accordance with the Listing Rules. 26.3 CONSENT OF PARTICIPANTS If an amendment to be made under Rule 25.1 would adversely affect the rights of Participants in respect of any Shares, Options or Rights then held by them, the Board or Board must obtain the consent of Participants who between them hold not less than 75% of the total number of those Shares, Options or Rights held by all those Participants before making the amendment. 26.4 ELIGIBLE DIRECTORS OUTSIDE AUSTRALIA The Board or Board may make any additions, variations or modifications to the Rules, in relation to the implementation of the Plan and the specific application of the Rules, to Eligible Directors residing outside Australia. 27. Rights of Participants 27.1 NO CONFERRED RIGHTS These Rules: (a) do not confer on any Participant any right or entitlement if that right or entitlement could only be provided with approval of the Company’s shareholders; (b) do not confer on an Eligible Director the right to receive and Offer, Shares, Options or Rights; (c) do not confer on a Participant the right to continue as a Director (or as a director or officer of any body corporate in the Group); (d) do not affect any rights which the Company or a Subsidiary may have to dismiss or remove the Participant as a Director (or as a director or officer of any body corporate in the Group); and (e) may not be used to increase damages in an action brought against the Company or a Subsidiary in respect of that termination or removal.

51 OPTHEA Annexure A Non‑Executive Directors Share and Option Plan Rules (continued) 28. No representation as to Tax consequences Neither the Company nor any adviser to the Company, Board or the Board: (a) represents or warrants that the Plan will have any particular taxation or financial consequences or that any Eligible Director or Participant will gain any taxation or financial advantage by participating in the Plan; and (b) are liable for any Taxes imposed upon or duties assessed against a Participant as a consequence of the Participant’s participation in the Plan, the receipt by the Participant of Shares or Options offered under the Plan or other Dealing in the Shares, Options or Rights by the Participant. 29. Notices 29.1 SERVICE OF NOTICES A notice, demand, consent, approval or communication under the Rules (Notice) must be: (a) in writing, in English and signed by a person duly authorised by the sender; and (b) hand delivered or sent by prepaid post or facsimile to the recipient’s address for Notices specified in Rule 28.3, as varied by any Notice given by the recipient to the sender. 29.2 EFFECTIVE ON RECEIPT A Notice given in accordance with Rule 28.1 takes effect when taken to be received (or at a later time specified in it), and is taken to be received: (a) if hand delivered, on delivery; (b) if sent by prepaid post, two Business Days after the date of posting (or seven Business Days after the date of posting if posted to or from a place outside Australia); and (c) if sent by facsimile, when the sender’s facsimile system generates a message confirming successful transmission of the entire Notice unless, within eight Business Hours after the transmission, the recipient informs the sender that it has not received the entire Notice, but if the delivery, receipt or transmission is not on a Business Day or is after 5:00pm on a Business Day, the Notice is taken to be received at 9:00am on the next Business Day. 29.3 ADDRESS The address of the Eligible Director and the Company for the purposes of giving a Notice is: (a) in the case of the Company, at the address of its registered office from time to time, which at the date of this Plan is situated at Suite 0403, Level 4, 650 Chapel Street, South Yarra, Victoria 3141; and (b) in the case of the Eligible Director, the address of the Eligible Director as specified in the records of the Company. 30. Governing law These Rules and the rights and obligations of Participants under the Plan are governed by the law of Victoria, and each Participant irrevocably and unconditionally submits to the non‑exclusive jurisdiction of the courts of Victoria.

2025 Notice of Annual General Meeting and Explanatory Notes 52 31. Advice Eligible Directors and Participants should obtain their own independent advice at their own expense on the financial, taxation and other consequences to them of or relating to participation in the Plan. OPTHEA LIMITED – ESOP PLAN OPTION OR RIGHTS CERTIFICATE This certificate is provided under Rule 14.3 of the Opthea Non‑Executive Directors Share and Option Plan (Plan). The terms used in this certificate have the same meaning as in the Plan. Participant [Name] Number of Options or Rights issued [Insert number of Options or Rights issued to the Participant named above.] Issue Price for the Options or Rights [Insert issue price (if any) for the Options issued to the Participant.] Exercise Price for the Options or Rights [Insert exercise price (if any) for the Options issued to the Participant.] Date of Grant for the Options or Rights [Insert date the Options or Rights issued to the Participant were granted.] First Exercise Date [Insert expected First Exercise Date (typically 2 or 3 years after the Date of Grant) for the Options or Rights issued to the Participant.] Last Exercise Date [Insert expected Last Exercise Date (typically 5 years after the First Exercise Date) for the Options or Rights issued to the Participant.] Exercise Conditions [Insert any conditions to be satisfied before the Participant can exercise their Options or Rights (e.g. Participant’s KPIs, etc.).] Restricted Shares [Insert period of disposal restriction, if any.] Other terms and conditions [Insert any other terms and conditions to be satisfied by the Participant.] OPTHEA LIMITED – NOTICE OF ALTERATION TO OPTION OR RIGHTS CONDITIONS Date of Notice: [Note – this notice must be given within 14 days of the alteration.] Participant: [Name.] Number of Options or Rights affected: [Insert number of Options or Rights held by the Participant that have not been exercised as at the date of this notice.] This notice is provided under Rule 20.6 of the Opthea Non‑Executive Directors Share and Option Plan (Plan). The terms used in this notice have the same meaning as in the Plan. As a result of an Accelerated Vesting Event the following alterations are made to the Participant’s Options or Rights: Condition Affected Previous Condition Revised Condition First Exercise Date [Insert the First Exercise Date included in Participant’s Option or Rights Certificate.] [Insert revised First Exercise Date determined by the Board under Rule 20.5(a) of the Plan.] Exercise Conditions [Insert conditions outlined in Participant’s Option or Rights Certificate.] [Insert revised exercise conditions determined by the Board under Rule 20.5(b) of the Plan.]

53 OPTHEA Annexure B Long‑Term Incentive Plan Rules 1. Introduction 55 1.1 Name of Plan 55 1.2 Objects of Plan 55 1.3 Scope of Plan 55 2. Defined terms and interpretation 55 2.1 Defined terms 55 2.2 Interpretation 61 2.3 Headings 61 2.4 Primary instruments 61 3. Principal conditions 62 3.1 Options or Rights issued only to Employees 62 3.2 Compliance with laws 62 3.3 No prohibited financial assistance 62 3.4 Plan limit 62 3.5 Director participation 63 3.6 Operation of the Plan 63 4. Offers 63 4.1 Board may make Offer 63 4.2 Form of Offer 63 4.3 Information provided with Offer 63 4.4 Number of Options or Rights 64 4.5 Issue Price and Exercise Price 64 4.6 Terms 64 4.7 Exercise Price and Issue Price in Australian dollars 64 4.8 Offer personal 64 5. Application for Options and Rights 65 5.1 Acceptance of Offer 65 5.2 Application for all or some of the Options or Rights the subject of an Offer 65 5.3 Lapse of Offer 65 5.4 Withdrawal of Offer prior to acceptance 65 6. Issue of Options or Rights 65 6.1 Acceptance by Eligible Employee 65 6.2 Acceptance by Company 65 6.3 Notification of issue of Options or Rights 66 6.4 Consideration for Options and Rights 66 6.5 Entitlement to Shares 66 6.6 Interest in Shares 66 7. Vesting of Options or Rights 66 7.1 Requirements for vesting 66 7.2 Vesting Notice 67 7.3 Variation or waiver of Vesting Conditions and other terms 67 7.4 Notice of variation or waiver 67 8. Exercise of Options 67 8.1 Exercise during Exercise Period 67 8.2 Exercise Conditions 67 8.3 Exercise of Options 67 8.4 Clearance of Exercise Price 68 8.5 Exercise or conversion of all or some Options or Rights 68 8.6 Replacement Certificate 68 9. Allocation of Shares to satisfy Vested Options or Rights 68 9.1 Requirement to allocate Shares 68 9.2 Method of allocation of Shares 68 9.3 Timing of allocation of Shares 69 9.4 Shares rank equally 69 9.5 Discretion to settle Vested Plan Securities in cash 69 9.6 Calculation of amount payable for any Cash‑Settled Plan Securities 70 9.7 Tax withholding and superannuation contributions 70 10. Lapse of Options and Rights 71 10.1 Lapse of Plan Securities where Vesting Conditions not satisfied 71 10.2 Lapse of Plan Securities on cessation of employment in certain circumstances 71 10.3 Lapse of Plan Securities to prevent inappropriate benefits 72 10.4 Lapse of Plan Securities where a Corporate Control Event occurs 73 10.5 Lapse of Options on Last Exercise Date 73 10.6 Timing of lapse 73 10.7 Entitlements and rights cease 73

2025 Notice of Annual General Meeting and Explanatory Notes 54 11. Dealings with Options and Rights 73 11.1 Options and Rights personal 73 11.2 No unauthorized disposal 73 11.3 Permitted transfer of Options and Rights 73 12. Participation rights, bonus issues, rights issues, reorganizations of capital and winding up 74 12.1 Application of this Rule 74 12.2 New issues 74 12.3 Bonus issues 74 12.4 Pro‑rata issues 75 12.5 Reorganization of capital 75 12.6 Winding up 75 12.7 Rounding 75 12.8 Calculations and adjustments 75 12.9 Notice of change 76 13. Corporate Control Events 76 13.1 Treatment of Plan Securities on a Corporate Control Event 76 13.2 Board determinations under Rule 13.1 76 13.3 Board determination as to pro rata vesting 77 13.4 Terms of Offer prevail 77 14. Restriction on disposal of Shares acquired pursuant to exercise of Options or conversion of Rights 77 14.1 Restricted Shares 77 14.2 No disposal during Restriction Period 77 14.3 Refusal to register transfer 77 14.4 Release of Holding Lock 78 14.5 Notification upon request by Participant 78 15. Quotation of Options or Rights 78 15.1 No Quotation of Options or Rights 78 15.2 Quotation of Shares 78 16. Power of Attorney 78 16.1 Appointment of Attorney 78 16.2 Ratification of Actions 78 16.3 Indemnity 79 17. Administration 79 17.1 Powers of the Board 79 17.2 Delegation 79 17.3 Exercise of powers or discretion 79 17.4 Determinations 79 17.5 Expenses and costs 80 17.6 Board members not liable 80 17.7 Participants responsible for Tax in respect of Options, Rights and Shares 80 18. Amendment to Rules 80 18.1 Board may amend Rules 80 18.2 Waiver or amendment 81 18.3 Consent of Participants required 81 18.4 Exceptions to requirements of Rule 18.4 81 18.5 Exercise of discretions under Rules 81 18.6 Eligible Employees outside Australia 81 19. Rights of Participants 82 20. No representation as to Tax consequences 82 21. Notices 82 21.1 Service of notices 82 21.2 Effective on receipt 83 21.3 Address 83 22. Governing law 83 23. Advice 83

55 OPTHEA Annexure B Long‑Term Incentive Plan Rules (continued) 1. Introduction 1.1 NAME OF PLAN The Plan is the long‑term incentive plan (Plan) of Opthea Limited ACN 006 340 567 (Company). 1.2 OBJECTS OF PLAN The objects of the Plan are to: (a) provide Eligible Employees with an additional incentive to work to improve the performance of the Company; (b) attract, retain and motivate Eligible Employees essential for the continued growth and development of the Company; (c) promote and foster the loyalty and support of Eligible Employees for the benefit of the Company; (d) enhance the relationship between the Company and Eligible Employees for the long term mutual benefit of all parties; and (e) provide Eligible Employees with the opportunity to acquire Options or Rights in the Company, in accordance with these Rules, as part of the remuneration for their services as Eligible Employees. 1.3 SCOPE OF PLAN A resolution has been passed at the Annual General Meeting of the Company held on November 15, 2024, approving the Plan for the purposes of Listing Rule 7.2 Exception 13(b) with the effect that Listing Rule 7.1 will not apply to securities under the Plan issued until November 15, 2027, up to a maximum of 10% of the shares of the Company on issue on a fully diluted basis (or the equivalent number of ADSs of the Company at the relevant ratio) at the relevant time. All Shares issuable under this Plan may be issued as Rights (including Rights for Restricted Stock Units) or Options, in each case subject to the terms and conditions specified in the Offer Document(s). 2. Defined terms and interpretation 2.1 DEFINED TERMS In these Rules, unless the context otherwise requires: Allocated means allocated by any means permitted under Rule 9.2. Applicable Law means any one or more, as the context requires of: (a) the Corporations Act; (b) the Corporations Regulations; (c) any other applicable securities or financial services laws; (d) any class order, declaration, exemption or modification made or granted by ASIC pursuant to any of the abovementioned statutes, regulations or laws, or any waiver from the Listing Rules granted by ASX, on which the Company seeks to rely or that binds the Company in making any Offer or otherwise in connection with the operation of the Plan; (e) Listing Rules or the rules of any other applicable securities exchange, including, for the avoidance of doubt, Nasdaq; (f) any other legislation regulating or applying to the activities of the Company; and (g) the Constitution.

2025 Notice of Annual General Meeting and Explanatory Notes 56 Application means a duly completed application for the issue of Options or Rights made by an Eligible Employee in respect of an Offer, in the form approved by the Board from time to time (which may, without limitation, be an electronic form that is accessible and submitted via a website managed by the Company, its share registry or any other third party service provider). American Depositary Shares or ADSs means an equity right representing eight Equity Shares of the Company, or such other number of Equity Shares or a fraction thereof as may be specified from time to time, issued pursuant to a Deposit Agreement entered into by the Company with the Depositary and which such ADSs are traded on Nasdaq under the symbol “OPT”. ASIC means the Australian Securities and Investments Commission. Associated Body Corporate means: (a) a body corporate that is a related body corporate of the Company; (b) a body corporate that has Voting Power in the Company of not less than 20% and that has been approved for participation in the Plan by the Company; or (c) a body corporate in which the Company has Voting Power of not less than 20% and that has been approved for participation in the Plan by the Company, and Associated Bodies Corporate means all such bodies corporate. ASX means ASX Limited ACN 008 624 691. Board means: (a) all or some of the Directors, acting as a board; or (b) any committee, person or persons to whom power or authority to exercise or perform the relevant power, function or discretion, or to administer the Plan generally, has been delegated under Rule 17.2 (including any sub‑delegate). Business Day means a day on which banks are open for general banking business in Melbourne, Victoria excluding Saturdays or Sundays. Business Hours means from 9:00am to 5:00pm on a Business Day. Cash‑Settled Plan Securities means Plan Securities that are the subject of a determination made by the Board under Rule 9.5. Cessation Date means the date on which the relevant Participant ceases to be employed within the Group. Clawback Policy means the policy, if any, adopted by the Board in relation to any circumstances in which the Company may claw back performance‑based remuneration from key management personnel (or other senior executives) of the Company (or any other Group Company). Company means Opthea Limited ACN 006 340 567. Constitution means the constitution of the Company (as amended from time to time). Corporate Control Event means any one or more of the following events or circumstances: (a) an offer is made for Shares (or shares in a subsidiary) pursuant to a takeover bid under Chapter 6 of the Corporations Act; (b) the Court orders a meeting of members (or a class of members) or creditors (or a class of creditors) under Part 5.1 of the Corporations Act for the purpose of considering a proposed compromise or arrangement relating to the Company (or a subsidiary) or a compromise or arrangement proposed for the purposes of, or in connection with, a scheme for the reconstruction of the Company (or a subsidiary) or its amalgamation with any other body corporate or bodies corporate;

57 OPTHEA Annexure B Long‑Term Incentive Plan Rules (continued) (c) approval is given by a resolution duly passed at a general meeting, or by circular resolution, of members of the Company (or a subsidiary) for an acquisition that would result in a person having Voting Power in the Company (or a subsidiary) of more than 50%; (d) a person acquires Voting Power of more than 50% in the Company: (i) as a result of a takeover bid for all of the issued shares in the Company; or (ii) through a scheme of arrangement relating to the acquisition of all of the issued shares of the Company; (e) the Board determines that a change of control of the Company has occurred within the meaning of section 50AA of the Corporations Act; (f) any other event or transaction (including any other merger, consolidation or amalgamation involving the Company (or a subsidiary)) occurs or is proposed where either or both of the following applies: (i) in the case of a merger, consolidation or arrangement, the transaction results in the holders of Shares (or shares in a subsidiary) immediately prior to the merger, consolidation or amalgamation having relevant interests, in aggregate, in 50% or less of the voting shares in the body corporate resulting from the merger consolidation or amalgamation; or (ii) the Board determines, in its sole discretion, that the relevant transaction constitutes a Corporate Control Event for the purposes of the Rules; (g) the Company (or a Subsidiary) enters into an agreement or agreements to sell, in aggregate, a majority in value of the business or assets of all Group Companies (whether or not in the form of shares in a Group Company) to a person or persons that are not Group Companies; or (h) an administrator, liquidator, provisional liquidator, receiver or receiver and manager is appointed in respect of the Company or substantially all of the assets of the Company. Corporations Act means the Corporations Act 2001 (Cth). Date of Grant, in respect of an Option or Right, means the date on which the Company issues the Option or Right (as the context requires) to an Eligible Employee. Deal or Dealing means sale, transfer, assignment, mortgage, pledge, grant of a lien or other alienation or encumbrance over or attempted sale, transfer, assignment, mortgage, pledge, grant of a lien or other alienation or encumbrance over, or creation in favor of any third party of any interest whatsoever. Deposit Agreement means the agreement dated October 15, 2020, among the Company, the Depositary and all owners of ADSs issued thereunder, as amended, amended and restated, or superseded from time to time. Depositary means the depositary under the Deposit Agreement, which such Depositary may change from time to time and who, on the date this Plan was adopted, is The Bank of New York Mellon. Director means a director of the Company (including a non‑executive director). Eligible Employee means: (a) an Employee to whom, or who falls within a class of Employees to whom, the Board determines that an Offer is to be made under the Plan; or (b) an Employee who satisfies the eligibility criteria (if any) determined by the Board for a proposed Offer. Employee means: (a) a full‑time or part‑time employee of a Group Company (including any employee on parental leave, long service leave or other special leave as approved by the relevant Group Company); or

2025 Notice of Annual General Meeting and Explanatory Notes 58 (b) a director of a Group Company who holds a salaried employment or other salaried office in a Group Company (excluding, for the avoidance of doubt, a non‑executive director). Equity Shares means the ordinary shares of the Company, which such ordinary shares are listed on the ASX under the symbol “OPT”. Exercise Period means the period commencing on the First Exercise Date and ending on the Last Exercise Date, subject to any variation to those dates determined by the Board under Rule 7.3. Exercise Price means the amount (if any) payable by the holder of an Option on the exercise of the Option, being (subject to Rules 12 and 18) the amount fixed (or the amount calculated in the manner determined) at the time of the Offer of the Option and determined by the Board under Rule 4.5. Final Acceptance Date has the meaning given to this term in Rule 4.3(b). First Exercise Date, in respect of an Option, means: (a) if the Offer Document for the Option specified a fixed date as the first day on which the holder may exercise the Option, that date; or (b) if the Offer Document for the Option did not specify a fixed date as the first day on which the holder may exercise the Option, the date (if any) on which the Company issues a Vesting Notice in respect of the Option, and, in each case, any different applicable date determined by the Board under Rule 7.3 or 18. Grant Conditions, in respect of an Offer of an Option or Right, means any conditions that must be satisfied, or circumstances that must exist, before the Option or Right will be issued, as determined by the Board under Rule 4.6. Group means the Company and its Associated Bodies Corporate. Group Company means any body corporate within the Group. Holding Lock means a mechanism arranged or approved by the Board and administered by the Company (including through its share registry) that prevents Shares being disposed of by or on behalf of a Participant. Issue Price means the amount (if any) payable per Option or Right by an Eligible Employee on application for Options or Rights offered under an Offer. Last Exercise Date, in respect of an Option, means: (a) if the Offer Document for the Option specified a fixed date as the last day on which the holder may exercise the Option, that date; (b) if the Offer Document for the Option did not specify a fixed date as the last day on which the holder may exercise the Option, the date that is five years after the Date of Grant; or and, in each case, any different applicable date determined by the Board under any of Rules 7.3, 12, 13 or 18. Legal Personal Representative means the executor of the will or an administrator of the estate of a deceased person, the trustee of the estate of a person under a legal disability or a person who holds an enduring power of attorney granted by another person. Listing Rules means: (a) with respect to the Equity Shares, the listing rules of ASX Limited and any other rules of ASX (or the applicable securities exchange) that are applicable to the Company or the Equity Shares while the Company’s Equity Shares are listed on that exchange, each as amended or replaced from time to time, and except to the extent of any express written waiver by ASX; and

59 OPTHEA Annexure B Long‑Term Incentive Plan Rules (continued) (b) with respect to the ADSs, the listing rules of Nasdaq and any other rules of rules of Nasdaq (or the applicable securities exchange) that are applicable to the Company or the ADSs while the Company’s ADSs are listed on that exchange, each as amended or replaced from time to time, and except to the extent of any express written waiver by Nasdaq. Nasdaq means the Nasdaq Global Select Market. Notice of Exercise means a notice of exercise of an Option by a Participant, in the form approved by the Board from time to time (which may be in electronic form and, without limitation, accessed and submitted via a website managed by the Company, its share registry or another third party service provider). Offer means an invitation to an Eligible Employee to apply for the issue of Plan Securities and, if the Eligible Employee is not already a Participant, to participate in the Plan. Offer Document, in respect of Plan Securities, means a document (or documents) setting out the Offer of the relevant Plan Securities and given to an Eligible Employee under Rule 4.2. With respect to Restricted Stock Units, the Offer Documents will include a Restricted Stock Unit Grant Notice and a Restricted Stock Unit Award Agreement. The terms and conditions of Offer Documents (including, for the avoidance of doubt, any Restricted Stock Unit Grant Notice and any Restricted Stock Unit Award Agreement) may change from time to time and the terms and conditions of separate Offer Documents need not be identical. Option means an option issued, or to be issued (as the context requires), under the Plan to acquire a Share, subject to these Rules and the terms and conditions set out in the relevant Offer Document. Participant means a person who holds Options or Rights issued under the Plan, or Restricted Shares, and includes, if a Participant dies or becomes subject to a legal disability or has granted an enduring power of attorney, the Legal Personal Representative of the Participant. Performance Period, in respect of Plan Securities, means any period or periods (if any, and however described) determined by the Board and specified in the relevant Offer Document as the period during, or by reference to, which the satisfaction of any performance‑based Vesting Conditions applicable to those Plan Securities is to be measured or assessed (and, where Plan Securities the subject of an Offer are divided into tranches to which different performance‑based Vesting Conditions apply, means any such period applicable in respect of the relevant tranche of Plan Securities and, where any such period may be or is extended by the Board, excludes any such extension of the period unless otherwise determined by the Board). Plan means the long‑term incentive plan of the Company governed by these Rules. Plan Security means an Option or Right and Plan Securities means Options or Rights, or both (as the context requires). Resignation means the resignation of a Participant from their employment with a Group Company other than: (a) Retirement; (b) Total and Permanent Disablement; (c) where the Participant has accepted an offer of employment received from any other Group Company or from the purchaser (or a related body corporate of the purchaser) of all or part of the assets or business of any Group Company, or from any person to whom any Group Company has outsourced, or agreed to outsource, any part of its functions or business; or (d) for any other reason, or in any other circumstances, that the Offer Document for the Offer of the relevant Plan Securities held by the Participant specified would not constitute resignation for the purposes of these Rules. Restricted Stock Unit means an unfunded and unsecured promise to deliver Shares, subject to certain restrictions (which may include, a requirement that the Employee remain an Eligible Employee for a specified period of time), granted as a Right under the Plan.

2025 Notice of Annual General Meeting and Explanatory Notes 60 Restricted Stock Unit Award Agreement means the document or documents by which the terms and conditions for each Right for Restricted Stock Units is laid out. Restricted Stock Unit Grant Notice means the document or documents by which each Right for Restricted Stock Units is evidenced. Restriction Period has the meaning given to this term in Rule 14.1. Restricted Shares has the meaning given to this term in Rule 14.1. Retirement means the resignation of the Participant from their employment with a Group Company in circumstances where the Board is satisfied that the Participant intends to leave the workforce permanently in the sense that the person intends to no longer be employed on a full‑time or permanent part‑time basis. Right means a right issued, or to be issued (as the context requires), under the Plan to acquire a Share, subject to these Rules and the terms and conditions set out in the relevant Offer Document (which, in the case of Rights for Restricted Stock Units, will be a Restricted Stock Unit Award Agreement). Rules means the rules governing the operation of the Plan set out in this document, as amended from time to time. Security Interest means a mortgage, charge, pledge, lien, encumbrance or other third party interest of any nature (including the registration and/or perfection of that security interest under the Personal Property Securities Act 2009 (Cth)). Share Allocation Date or Share Allocation Period means the date on which, or the period during which, the Company expects to Allocate a Share to a Participant in respect of a Vested Right. Shares means fully paid Equity Shares or ADSs of the Company, as applicable. Tax includes any tax, levy, impost, GST, deduction, charge, rate, contribution, duty or withholding which is assessed (or deemed to be assessed), levied, imposed or made by or under any law or by any government or any governmental, semi‑governmental or judicial entity or authority together with any interest, penalty, fine, charge, fee or other amount assessed (or deemed to be assessed), levied, imposed or made on or in respect of any or all of the foregoing. Tax Act means the Income Tax Assessment Act 1997 (Cth). Termination for Cause means the termination by any Group Company of the Participant’s employment with that Group Company: (a) where neither notice nor payment in lieu of notice is required to be given by the Group Company; or (b) in circumstances involving the Participant’s actual or alleged serious misconduct, whether or not notice or any payment in lieu of notice is required to be given by the Group Company. Total and Permanent Disablement means the resignation of the Participant from his or her employment with any Group Company as a result of his or her total and permanent disablement, as determined by the Board. Trading Policy means any policy adopted by the Company in relation to trading or dealing in Shares or other securities by the Company’s key management personnel (or any other persons), as amended from time to time. Unvested Plan Securities means Plan Securities that have not become Vested Plan Securities and the terms Unvested Options and Unvested Rights have corresponding meanings. Vested Plan Securities means Plan Securities: (a) that have become vested Plan Securities under Rule 7.1; (b) that are taken to be vested Plan Securities by virtue of a determination of the Board under Rule 13.1; or (c) that the Board has determined and notified the relevant Participant have otherwise become vested Plan Securities (including by reason of the waiver of any Vesting Conditions under Rule 7.3), and the terms Vested Option and Vested Right have corresponding meanings.

61 OPTHEA Annexure B Long‑Term Incentive Plan Rules (continued) Vesting Conditions, in relation to an Option or Right, means any performance, service or other conditions that must be satisfied, or circumstances that must exist, before: (a) in the case of an Option, the Option may (during the Exercise Period) vest and be exercised; (b) in the case of a Right, the Right may vest and be converted into a Share, as determined by the Board under Rule 4.6. Vesting Notice, in respect of Plan Securities held by a Participant, means notice to the Participant that, to the extent specified in the notice (or in information accompanying the notice or that the Participant may access using electronic means specified in the notice), the Plan Securities have become Vested Plan Securities. Voting Power means voting power as determined in accordance with section 610 of the Corporations Act. 2.2 INTERPRETATION In these Rules (and any Offer Document), unless the context otherwise requires: (a) a reference to any legislation or to any provision of any legislation includes any modification, amendment or re‑enactment of it, any legislation or legislative provision substituted for it, and all legislation, statutory instruments and regulations made under it; (b) words denoting the singular include the plural and vice versa; (c) words denoting a gender include the other genders; (d) a reference to any document or agreement includes a reference to that document or agreement as amended, novated, supplemented, varied or replaced from time to time; (e) where any word or phrase is given a defined meaning in these Rules or an Offer Document, any part of speech or other grammatical form of that word or phrase has a corresponding meaning; (f) a reference to a document or record includes a document or record in electronic form; (g) a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity; (h) a word or expression defined in the Corporations Act has the meaning given to it in the Corporations Act; (i) a reference to a Rule is a reference to a rule of these Rules, or the corresponding rule of the Plan as amended from time to time; (j) the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions; (k) where these Rules provide (or an Offer Document provides) for an act or thing to be done, occur or take effect on a particular day or within a particular period, that act or thing must be done before, or occurs or takes effect, or that period ends, at 5:00pm Melbourne, Australia time on the relevant day or the last day of the relevant period (as the context requires); and (l) a reference to Plan Securities (or Rights or Options) held by a Participant does not include any Rights or Options that have lapsed under Rule 10. 2.3 HEADINGS Headings are for convenience only and do not affect the interpretation of these Rules. 2.4 PRIMARY INSTRUMENTS These Rules are to be interpreted subject to the Applicable Laws.

2025 Notice of Annual General Meeting and Explanatory Notes 62 3. Principal conditions 3.1 OPTIONS OR RIGHTS ISSUED ONLY TO EMPLOYEES No Options or Rights may be issued to a person under the Plan unless, as at the Date of Grant of the Options or Rights, the person is or remains an Employee, or the Board determines otherwise. 3.2 COMPLIANCE WITH LAWS (a) No Option or Right (or Share issued on exercise of an Option or conversion of a Right) may be issued or otherwise Allocated to, or (in the case of an Option) exercised by, an Eligible Employee or Participant if to do so would contravene an Applicable Law. (b) Nothing in these Rules requires or permits any act to be done, determination to be made or thing to occur where that act, determination or thing would, in the opinion of the Board: (i) cause any Group Company or Participant to contravene, or be involved in a contravention of, any provision of any Applicable Law; or (ii) require approval by resolution of the Company’s shareholders under a provision of Applicable Law (including section 200B of the Corporations Act and the Listing Rules applying to options) where no such approval has been given. 3.3 NO PROHIBITED FINANCIAL ASSISTANCE No person may, whether directly or indirectly, provide financial assistance that is prohibited by the Corporations Act for the purposes of, or in connection with, the acquisition by an Eligible Employee of Options or Rights under the Plan, or of Shares on exercise of Options or conversion of Rights. 3.4 PLAN LIMIT (a) Subject to Rule 3.4(b), the Company will not make an Offer of Plan Securities to Eligible Employees in Australia if the total number of Shares the subject of those Plan Securities plus: (i) the total number of Shares that would be issued were each outstanding: (A) offer with respect to Shares, units of Shares or rights or options to acquire unissued Shares (including an Offer); (B) right or option to acquire unissued Shares (including a Plan Security), being a right or option that has been granted but has not been exercised or converted (as the context requires), lapsed or otherwise expired; (C) unit of a Share, issued under an employee share scheme of the Company (including the Plan) to be accepted or exercised; and (ii) the number of Shares issued during the previous five years pursuant to the Plan or any other employee share scheme of the Company; but disregarding and excluding any offer made or option or right acquired (whether under the Plan or any other employee share scheme), or any Share or unit of a Share issued, by way of, or as a result of: (iii) an offer to a person situated, at the time of receipt of the offer, outside Australia, including, for the avoidance of doubt, any offer of Restricted Stock Units to an Eligible Employee of a Group Company situated in the United States;

63 OPTHEA Annexure B Long‑Term Incentive Plan Rules (continued) (iv) an offer that was an excluded offer or invitation within the meaning of the Corporations Act as it stood prior to the commencement of Schedule 1 to the Corporate Law Economic Reform Program Act 1999 (Cth); (v) an offer that does not need disclosure to investors because of section 708 of the Corporations Act; (vi) an offer that did not require the giving of a product disclosure statement (as defined in the Corporations Act) because of section 1012D of the Corporations Act; or (vii) an offer made under a disclosure document or product disclosure statement (as defined in the Corporations Act), would exceed 5% of the total number of issued Shares as at the time of the Offer. (b) If ASIC replaces ASIC Class Order CO 03/184 with a new class order in relation to employee incentive schemes (or substantially modifies ASIC Class Order CO 03/184) Rule 3.4(a) will no longer apply and Rule 3.4(c) will apply instead. (c) Where this Rule 3.4(c) applies instead of Rule 3.4(a), the Company will not make an Offer of Options or Rights if the issue of the Options or Rights the subject of the Offer to the Eligible Employee to whom the Offer is made would cause the Company to exceed any limit that applies under the ASIC class order that replaces or modifies Class Order CO 03/184 (when aggregated with the total number of Shares and other financial products required by the replacement or modified class order to be counted towards the limit, and disregarding and excluding all offers, Shares and other financial products that may be disregarded when applying that limit). 3.5 DIRECTOR PARTICIPATION Neither Options nor Rights may be issued to Directors or their associates pursuant to the Plan unless prior approval of the Company’s shareholders is obtained in accordance with the Listing Rules or such approval is not required by the Listing Rules. 3.6 OPERATION OF THE PLAN The Plan must be operated in accordance with these Rules which bind the Company, any Associated Body Corporate and each Participant. 4. Offers 4.1 BOARD MAY MAKE OFFER Subject to these Rules, the Board may from time to time make an Offer (on behalf of the Company) to an Eligible Employee. 4.2 FORM OF OFFER (a) An Offer must be set out in an Offer Document (or Offer Documents) given to the Eligible Employee to whom the Offer is made. (b) Subject to Rule 4.3, the form of the Offer Document and the form of the Application accepting the invitation constituted by the Offer will be as approved by the Board from time to time. 4.3 INFORMATION PROVIDED WITH OFFER The Offer Document provided to an Eligible Employee must include the following information: (a) the date of the Offer; (b) the final date by which the Eligible Employee may accept the invitation constituted by the Offer (Final Acceptance Date);

2025 Notice of Annual General Meeting and Explanatory Notes 64 (c) the number of Options or Rights the subject of the Offer, or the manner in which that number will be determined; (d) the Grant Conditions (if any) for the Offer; (e) the Vesting Conditions (if any) that will apply to Options or Rights (or, if the Options or Rights will be divided into tranches, the Vesting Conditions (if any) that will apply to the different tranches) issued the subject of the Offer; (f) in respect of an Offer of Options: (i) if the first day on which the holder may (subject to these Rules) exercise the Options the subject of the Offer is fixed at the time of the Offer, that date; (ii) if the last day on which the holder may (subject to these Rules) exercise the Options the subject of the Offer is fixed at the time of the Offer, that date; and (iii) the Exercise Price (if any) of each Option the subject of the Offer, or the manner in which any such Exercise Price will be determined; (g) in respect of an Offer of Rights, the Share Allocation Date or Share Allocation Period; (h) if the Board has made a determination under Rule 9.2(b), details of that determination; (i) if any Shares Allocated pursuant to exercise of any Options, or conversion of any Rights, the subject of the Offer will be subject to restrictions on disposal under Rule 13, that fact and the applicable Restriction Period; and (j) any other specific terms and conditions applicable to the Offer or that will apply to any Options or Rights issued under the Offer. 4.4 NUMBER OF OPTIONS OR RIGHTS Subject to Rule 3, the number of Options or Rights the subject of an Offer to an Eligible Employee, or the method for determining that number, will be determined by the Board. 4.5 ISSUE PRICE AND EXERCISE PRICE (a) Unless otherwise determined by the Board and specified in the Offer Document for the Option or Right, no amount will be payable by a Participant to acquire an Option or Right. (b) The Exercise Price (if any) in respect of an Option will be determined by the Board (subject to any adjustment under Rule 12). 4.6 TERMS The terms and conditions applicable to an Offer, including the Final Acceptance Date, any First Exercise Date, any Last Exercise Date, any Share Allocation Date or Share Allocation Period, any Grant Conditions, any Vesting Conditions and any Restriction Period, will be determined by the Board. 4.7 EXERCISE PRICE AND ISSUE PRICE IN AUSTRALIAN DOLLARS The Exercise Price (if any) and Issue Price (if any) in respect of an Option must be denominated and payable in Australian dollars, unless otherwise determined by the Board. 4.8 OFFER PERSONAL An Offer under the Plan is personal to the Eligible Employee to whom it is made and, accordingly, the invitation constituted by an Offer may only be accepted by, and Options or Rights may only be issued to, the Eligible Employee to whom the Offer is made.

65 OPTHEA Annexure B Long‑Term Incentive Plan Rules (continued) 5. Application for Options and Rights 5.1 ACCEPTANCE OF OFFER An Eligible Employee may accept the invitation constituted by an Offer by giving to the Company a duly completed Application (and, in the case of any Offer of Options or Rights that have an Issue Price, payment of the relevant amount) by the Final Acceptance Date. 5.2 APPLICATION FOR ALL OR SOME OF THE OPTIONS OR RIGHTS THE SUBJECT OF AN OFFER Unless otherwise determined by the Board and specified in the Offer Document for the Offer, an Eligible Employee may, in his or her discretion, accept the invitation constituted by the Offer, in whole or in part, in multiples of 100 Options or Rights or another multiple of Options or Rights as the Board may allow for the Eligible Employee. An Eligible Employee cannot accept less than the number of Options or Rights that would constitute the minimum parcel determined by the Board. 5.3 LAPSE OF OFFER An Offer not accepted in accordance with Rule 5.1 will lapse at 5:00pm Melbourne time on the Final Acceptance Date. 5.4 WITHDRAWAL OF OFFER PRIOR TO ACCEPTANCE The Board reserves the right (subject to any Applicable Law) to withdraw an Offer made to an Eligible Employee. 6. Issue of Options or Rights 6.1 ACCEPTANCE BY ELIGIBLE EMPLOYEE By accepting an Offer in respect of Options or Rights in accordance with Rule 5.2, an Eligible Employee: (a) agrees to become a Participant and be bound by these Rules; (b) offers to acquire those Options or Rights, and Shares following exercise of those Options or on conversion of those Rights (as the context requires): (i) under, and subject to, these Rules; and (ii) on and subject to the terms and conditions of the Offer; and (c) agrees to become a member of the Company following exercise of any Options or on conversion of any Rights, and to be bound by the Constitution (as amended from time to time). 6.2 ACCEPTANCE BY COMPANY Unless otherwise provided in the Offer Document for the Offer, the Company may accept an Eligible Employee’s Application in respect of an Offer of Plan Securities by issuing to the Eligible Employee the Plan Securities the subject of the Application. Unless otherwise determined by the Board, the issue of Plan Securities to an Eligible Employee will be constituted by the registration of the Eligible Employee as the holder of the relevant number and type of Plan Securities in a register of holders of Plan Securities maintained by or on behalf of the Company (which may, without limitation, be in electronic form and maintained by the Company’s share registrar or other third party service provider). Nothing in any Offer Document or Application, or in these Rules, will be taken to confer on any Eligible Employee any right or title to, or interest in, any Plan Securities until the Plan Securities are issued to the Eligible Employee.

2025 Notice of Annual General Meeting and Explanatory Notes 66 6.3 NOTIFICATION OF ISSUE OF OPTIONS OR RIGHTS Within a reasonable period after the issue of Options or Rights to a Participant, the Company must give the Participant notice in writing of: (a) the number of Options or Rights issued to the Participant; (b) the Issue Price (if any) of those Options or Rights; (c) in the case of Options, the Exercise Price (if any); and (d) the Date of Grant of those Options or Rights. 6.4 CONSIDERATION FOR OPTIONS AND RIGHTS Any Options or Rights issued to a Participant will be issued for consideration comprising the services that are expected to be provided by the Participant to or for the benefit of the Group and, unless the Board determines otherwise, no monetary or other consideration will be payable in respect of the issue of an Option or Right. 6.5 ENTITLEMENT TO SHARES (a) Subject to these Rules, each Option confers on its holder the entitlement to be Allocated one Share following exercise of the Option and payment of the Exercise Price (if any). (b) Subject to these Rules, each Right confers on its holder the entitlement to be Allocated one Share. 6.6 INTEREST IN SHARES A Participant: (a) has no right or interest in a Share the subject of an Option or Right held by the Participant unless and until the Share the subject of that Option or Right, as applicable, is Allocated to that Participant following the exercise of the Option or on conversion of the Right under these Rules; and (b) does not have any rights to dividends, rights to vote or rights to participate in any new issue of capital of the Company as a result of holding an Option or Right. Subject to the Corporations Act and the Constitution, Participants will not, as holders of Options or Rights, have any right to attend or vote at general meetings of holders of Shares. 7. Vesting of Options or Rights 7.1 REQUIREMENTS FOR VESTING Subject to these Rules: (a) if the Offer Document for Plan Securities held by a Participant specified any Vesting Conditions and each of the following occurs: (i) the Board determines that the applicable Vesting Conditions have been satisfied in respect of all, or a specified percentage or number of, those Plan Securities; and (ii) if any additional terms were specified in the Offer Document and required to be satisfied before vesting, the Board determines that those additional terms have been satisfied or, in the Board’s sole discretion, are not required to be satisfied, then all, or any specified percentage or number determined by the Board, of those Plan Securities will become vested Plan Securities on and from the date of the Board’s determination (or any later date determined by the Board); and

67 OPTHEA Annexure B Long‑Term Incentive Plan Rules (continued) (b) if the Offer Document for Plan Securities held by a Participant did not specify any Vesting Conditions, the Plan Securities will become vested Plan Securities on and from the vesting date specified in the Offer Document (or any earlier date determined by the Board). 7.2 VESTING NOTICE If, and within a reasonable period after: (a) any Options held by a Participant become Vested Options; or (b) any Rights held by a Participant become Vested Rights, the Company must give the Participant a Vesting Notice. 7.3 VARIATION OR WAIVER OF VESTING CONDITIONS AND OTHER TERMS Subject to Applicable Law, and without limiting Rules 12, 13 and 18.1, the Board may, in its sole discretion and at any time and in any particular case or cases: (a) reduce or waive the Vesting Conditions (if any) that apply to a Plan Security held by the Participant (in whole or in part); (b) reduce the Performance Period (if any) that applies to any Plan Security held by the Participant; (c) in the case of an Option, determine that a new First Exercise Date or Last Exercise Date (or both) will apply to the Option (whether earlier or later than the original date); (d) in the case of a Right, determine that a new Share Allocation Date or Share Allocation Period will apply to the Right (whether earlier or late than the original date or period); or (e) do any combination of the things referred to in paragraphs (a) to (d) above. 7.4 NOTICE OF VARIATION OR WAIVER If the Board exercises its discretion to alter any terms of a Plan Security under Rule 7.3 or in reliance on Rule 18.4, the Company: (a) must within a reasonable period of the alteration give notice to each Participant affected by the alteration in respect of any Options or Rights held by the Participant; and (b) if the Company issued a certificate for the Plan Security, may have to issue a replacement certificate. 8. Exercise of Options 8.1 EXERCISE DURING EXERCISE PERIOD Subject to Rules 3.2 and 8.2 and the Trading Policy, an Option held by a Participant may be exercised at any time during (and only during) the Exercise Period for that Option. 8.2 EXERCISE CONDITIONS An Option may not be exercised unless and until it has become a Vested Option. 8.3 EXERCISE OF OPTIONS Subject to these Rules, Vested Options held by a Participant may be exercised by the Participant giving to the Company: (a) a Notice of Exercise duly completed by the Participant;

2025 Notice of Annual General Meeting and Explanatory Notes 68 (b) if there is an Exercise Price for the Options: (i) payment (in cleared funds) of the amount calculated by multiplying the number of Options being exercised by the Exercise Price; or (ii) payment, or the Participant’s agreement to pay, the relevant amount under any ‘cashless exercise’ arrangement that is acceptable to, and approved by, the Board; and (c) if a certificate was issued by the Company in respect of those Options, the relevant certificate. 8.4 CLEARANCE OF EXERCISE PRICE Unless the Board determines otherwise, the Company is not obliged to Allocate Shares on exercise of Options until payment of the Exercise Price (if any) has been received by the Company in cleared funds from the Participant. 8.5 EXERCISE OR CONVERSION OF ALL OR SOME OPTIONS OR RIGHTS (a) A Participant may only exercise Options and convert Rights in multiples of 100 or another multiple that the Board determines, unless the Participant exercises all Options or converts Rights with the same Date of Grant able to be exercised by him or her at that time or under a cashless exercise arrangement. (b) The exercise or conversion by a Participant of only some of the Options or Rights held by the Participant does not affect the Participant’s right to exercise or convert at a later date other Options or Rights held by the Participant (whether those other Options or Rights have the same First Exercise Date or otherwise). 8.6 REPLACEMENT CERTIFICATE If a Participant submits a Notice of Exercise in respect of only part of the Options or Rights for which a certificate has been issued by the Company, the Company must issue a certificate stating the remaining number of Options or Rights held by the Participant. 9. Allocation of Shares to satisfy Vested Options or Rights 9.1 REQUIREMENT TO ALLOCATE SHARES (a) Subject to these Rules (including Rule 9.5), where any Options held by a Participant become Vested Options and are validly exercised by the Participant in accordance with Rule 8, the Company must Allocate to the Participant the number of Shares that are the subject of the Vested Options that have been exercised, as determined in accordance with these Rules and the Offer Document for those Options. (b) Subject to these Rules (including Rule 9.5), where any Rights held by a Participant become Vested Rights, the Company must (without the need for any action by the Participant) Allocate to the Participant the number of Shares that are the subject of those Vested Rights, as determined in accordance with these Rules and the Offer Document for those Rights. For the purposes of these Rules, the Allocation of Shares in respect of Vested Rights constitutes the conversion of Vested Rights. 9.2 METHOD OF ALLOCATION OF SHARES (a) Subject to Rule 9.2(b) and Applicable Law, any Shares to be allocated to a Participant under Rule 9.1 may, in the Board’s discretion, be allocated by the Company by any one or more of the following means: (i) issuing Shares to the Participant; (ii) procuring the transfer to the Participant of Shares purchased on‑market (within the meaning given to that term by the Corporations Act);

69 OPTHEA Annexure B Long‑Term Incentive Plan Rules (continued) (iii) procuring the transfer to the Participant of Shares acquired through an off‑market transaction (including from any ‘employee share trust’ within the meaning of the Tax Act that may be established by the Company for the purposes of the Plan); or (iv) procuring the holding of Shares by a person as bare nominee for and on behalf of the Participant. (b) The Board may determine and the Offer Document for Options or Rights may specify that any Shares to be allocated to a Participant to satisfy those Options or Rights may: (i) only be allocated by a specified method or methods under Rule 9.2(a); or (ii) not be allocated by a specified method or methods under Rule 9.2(a), and, where so determined and specified, those Shares may (where paragraph (i) of this Rule applies) only be allocated to the Participant by the specified method or methods or(where paragraph (ii) of this Rule applies) may not be allocated to the Participant by the specified method or methods. 9.3 TIMING OF ALLOCATION OF SHARES Subject to Applicable Law and the Trading Policy, any Shares to be Allocated to a Participant under Rule 9.1 must: (a) in the case of Shares to be Allocated to satisfy Vested Options that have been exercised by the relevant Participant, be Allocated within a reasonable period after the Participant exercises the Vested Options in accordance with these Rules; and (b) in the case of Shares to be Allocated to satisfy Vested Rights, be Allocated on (or before) any applicable Share Allocation Date or before the end of any applicable Share Allocation Period (in each case, subject to any variation determined by the Board under Rule 7.3). 9.4 SHARES RANK EQUALLY Unless otherwise determined by the Board and specified in the Offer Document for the relevant Plan Securities, Shares Allocated to a Participant to satisfy Plan Securities will rank equally with all existing Shares on and from the date of Allocation, including in respect of all rights issues, bonus issues and dividends that have a record date for determining entitlements on or after the date of registration of those Shares in the name of, or on behalf of, the Participant. 9.5 DISCRETION TO SETTLE VESTED PLAN SECURITIES IN CASH (a) Notwithstanding any other provision of these Rules, and unless the Offer Document for the relevant Plan Securities specifies that this Rule 9.5 does not apply, the Board may, in its sole discretion (and at any time), determine that, in lieu and satisfaction of a Participant’s right to be Allocated Shares in respect of: (i) any or all Vested Options exercised by the Participant; or (ii) any or all Vested Rights held by the Participant, the Company will make, or cause to be made, a payment (in Australian dollars) to or for the benefit of the Participant of a cash equivalent amount in respect of the Vested Options or Vested Rights the subject of the Board’s determination, as calculated in accordance with Rule 9.6 or in any other manner determined by the Board and specified in the relevant Offer Document (and subject to Rule 9.7). (b) Where the Board has made a determination under this Rule 9.5, the Company must make, or cause to be made, the relevant payment to or for the benefit of the Participant by the time that Shares would otherwise have been required to be Allocated to the Participant under Rule 9.3. (c) Any payment made to or for the benefit of a Participant in respect of any Cash‑Settled Plan Securities in accordance with the relevant determination of the Board under this Rule 9.5 constitutes full and final satisfaction of the Participant’s right to otherwise be Allocated Shares in respect of those Cash‑Settled Plan Securities.

2025 Notice of Annual General Meeting and Explanatory Notes 70 9.6 CALCULATION OF AMOUNT PAYABLE FOR ANY CASH‑SETTLED PLAN SECURITIES For the purposes of Rule 9.5(a), and subject to the Offer Document for the Cash‑Settled Plan Securities, the cash equivalent amount in respect of any Cash‑Settled Plan Securities will be calculated by: (a) in the case of Equity Shares, multiplying the number of Equity Shares that would (but for payment in accordance with Rule 9.5) be Allocated to the Participant in respect of those Cash‑Settled Plan Securities by: (i) if the Equity Shares are quoted on ASX or another securities exchange at the time, the volume weighted average price of Equity Shares traded on ASX (or on the securities exchange or exchanges determined by the Board) over the five trading days preceding, where the Cash‑Settled Plan Securities are Options, the date of exercise of the Options or, where the Cash‑Settled Plan Securities are Rights, the date on which the Rights became Vested Rights (Equity Share Valuation Time); or (ii) if Equity Shares are not quoted on ASX at the time, an amount reasonably determined by the Board to be equivalent to the value of an Equity Share at the Equity Share Valuation Time; (b) in the case of ADSs, multiplying the number of ADSs that would (but for payment in accordance with Rule 9.5) be Allocated to the Participant in respect of those Cash‑Settled Plan Securities by: (i) if ADSs are quoted on Nasdaq or another securities exchange at the time, the volume weighted average price of ADSs traded on Nasdaq (or on the securities exchange or exchanges determined by the Board) over the five trading days preceding, where the Cash‑Settled Plan Securities are Options, the date of exercise of the Options or, where the Cash‑Settled Plan Securities are Rights, the date on which the Rights became Vested Rights (ADS Valuation Time); or (ii) if ADSs are not quoted on Nasdaq at the time, an amount reasonably determined by the Board to be equivalent to the value of an ADS at the ADS Valuation Time; and, in each case, where the Cash‑Settled Plan Securities are Options, reducing the resulting amount by the aggregate Exercise Price (if any) for the number of Vested Options in respect of which the cash equivalent amount is to be paid. If the resulting number is a fractional number, it will be rounded down to the next lower whole cent. 9.7 TAX WITHHOLDING AND SUPERANNUATION CONTRIBUTIONS (a) The Company will deduct or withhold, or cause to be deducted or withheld, from any amount paid or payable to a Participant in respect of any Cash‑Settled Plan Securities any Tax and other amounts required by law to be deducted or withheld from the payment. (b) Any amount payable to or for the benefit of a Participant in respect of any Cash‑Settled Plan Securities in accordance with the relevant determination of the Board under Rule 9.5 will be payable such that the total of: (i) the amount payable to the Participant (before any applicable deduction or withholding for Tax or other amounts under 9.7(a) above); plus (ii) the amount of any contribution that any Group Company makes, will make or is required or has agreed to make, to an Australian superannuation fund for the benefit of the Participant that is or will be attributable or referable to any amount paid or payable to the Participant in accordance with the Board’s determination under Rule 9.5, is equal to the cash equivalent amount in respect of those Cash‑Settled Plan Securities determined in accordance with Rule 9.5 (and, if applicable, Rule 9.6). (c) For the purposes of Rule 9.7(b) (and without limitation), a Group Company will be taken to be required to make a contribution if it is required to make the contribution in order to ensure that it will have no liability or potential liability to pay any superannuation guarantee charge (as defined in the Superannuation Guarantee (Administration) Act 1992 (Cth)) in respect of the amount paid or payable to the relevant Participant in respect of the relevant Cash‑Settled Plan Securities.

71 OPTHEA Annexure B Long‑Term Incentive Plan Rules (continued) (d) To the maximum extent permitted by law, in no event will the amount payable to a Participant under Rule 9.5 be included in any definition of pensionable or other earnings or salary (however defined) for the purpose of calculating any contributions payable to any Australian superannuation fund for the benefit of the Participant. 10. Lapse of Options and Rights 10.1 LAPSE OF PLAN SECURITIES WHERE VESTING CONDITIONS NOT SATISFIED (a) If the Board determines that the Vesting Conditions (if any) applicable to all or a specified number or percentage of the Plan Securities held by a Participant have not been satisfied and should therefore lapse, all or the relevant percentage or number (as the context requires) of those Plan Securities will lapse with effect from the date on which the Board makes this determination (or, if the Board specifies a later lapse date when making this determination, on that later date). (b) If the Board determines that the Vesting Conditions (if any) applicable to all or a specified number or percentage of the Plan Securities held by a Participant are not capable of being satisfied in accordance with their terms and should therefore lapse, all or the relevant number or percentage (as the context requires) of those Plan Securities will lapse with effect from the date on which the Board makes this determination (or, if the Board specifies a later lapse date when making this determination, on that later date). 10.2 LAPSE OF PLAN SECURITIES ON CESSATION OF EMPLOYMENT IN CERTAIN CIRCUMSTANCES (a) Subject to the terms specified in the Offer Document for the relevant Plan Securities and unless otherwise determined by the Board (at any time and whether before or after cessation of employment), all Unvested Plan Securities held by a Participant will lapse: (i) if the Participant ceases to be employed within the Group due to his or her Termination for Cause, with effect from the Cessation Date; (ii) if the Participant ceases to be employed within the Group due to his or her Resignation, with effect from the Cessation Date; or (iii) if the Participant ceases, or will cease, to be employed within the Group in any circumstances not covered by paragraphs (i) or (ii) above and the Board determines that, in those particular circumstances, all of the Participant’s Unvested Plan Securities should lapse (for example, because the circumstances involve the Participant’s poor or inadequate performance), with effect from the Cessation Date or any earlier or later lapse date determined by the Board. (b) Unless otherwise determined by the Board, if: (i) a Participant ceases to be employed within the Group for any reason or in any circumstances; (ii) the Participant holds Unvested Plan Securities that have not lapsed under Rule 10.2(a)(i) or (ii) and the Board has not determined that all of those Unvested Plan Securities should lapse under Rule 10.2(a)(iii); and (iii) the Offer Document for those Unvested Plan Securities specified that this Rule 10.2(b) applies or the Board otherwise determines that this Rule 10.2(b) applies, then a proportion of the Participant’s Unvested Plan Securities will lapse with effect from the Cessation Date, being the proportion determined in accordance with Rule 10.2(c) (and rounded to the next higher whole number).

2025 Notice of Annual General Meeting and Explanatory Notes 72 (c) Where Rule 10.2(b) applies, unless otherwise determined by the Board, the proportion of Unvested Plan Securities held by a Participant that will lapse under that Rule will be: (i) subject to paragraph (ii), equal to the proportion that the number of days in the period starting on the day after the Participant’s Cessation Date and ending on the last day of the Performance Period applicable to those Plan Securities (or, if no Performance Period applies to those Plan Securities, ending on the date specified in Rule 7.1(b)) bears to the total number of days in the Performance Period (or, if no Performance Period applies to those Plan Securities, to the total number of days between the Date of Grant and the date specified in Rule 7.1(b)); or (ii) if the Offer Document for those Plan Securities specified that the proportion was to be determined on a different basis to that set out in Rule 10.2(c)(i), the proportion determined in the manner specified in the relevant Offer Document. (d) Any Plan Securities held by a Participant that do not lapse by operation of this Rule 10.2 or determination of the Board as a result of the Participant ceasing to be employed within the Group will continue to be held by the Participant subject to these Rules and the terms and conditions set out in the Offer for those Plan Securities. (e) For the purposes of these Rules (and any Offer Document), a Participant ceases to be employed within the Group if and when the Participant is no longer employed by, and no longer holds any other office with, any body corporate within the Group. 10.3 LAPSE OF PLAN SECURITIES TO PREVENT INAPPROPRIATE BENEFITS Subject to the terms specified in the Offer Document for the relevant Plan Securities and unless otherwise determined by the Board (at any time), some or all of any Unvested Plan Securities that have not otherwise lapsed under this Rule 10, or Vested Plan Securities (or both), held by a Participant will lapse: (a) if, and with effect from the date on which, the Board determines that the relevant Plan Securities should lapse because, in the Board’s opinion, the Participant: (i) has been, or could be, dismissed or removed from his or her employment in the Group for a reason that entitles a Group Company to dismiss the Participant without notice; (ii) has committed an act of fraud, misappropriation or serious misconduct in relation to the affairs of the Group or any Group Company (whether or not charged with an offence); (iii) has done an act which brings the Group or any Group Company into disrepute or causes material damage to any Group Company; (iv) has been convicted on indictment of an offence against the Corporations Act in connection with the affairs of the Company or any Group Company; (v) has had a judgement entered against him or her in civil proceedings in respect of the contravention by the Participant of his or her duties at law, in equity or under statute in his or her capacity as an executive or Director of the Company or any other Group Company; (vi) has materially breached his or her obligations to any Group Company; (vii) has performed below expectations or requirements (whether or not any performance‑based Vesting Conditions have been or are likely to be met); (viii) has materially breached any policy of the Company (including, without limitation, the Trading Policy or the Company’s policy (if any) on the hedging of long‑term incentives) or of any Group Company; or (ix) has dealt with the Options or Rights in breach of the Rules;

73 OPTHEA Annexure B Long‑Term Incentive Plan Rules (continued) (b) in the case of Unvested Plan Securities, on the happening of any other circumstance determined by the Board and specified in the Offer Document for those Plan Securities as a circumstance that will cause an Unvested Plan Security to lapse; (c) in the case of Vested Plan Securities, on the happening of any other circumstance determined by the Board and specified in the Offer Document for those Plan Securities as a circumstance that will cause an Vested Plan Security to lapse; or (d) if, in the opinion of the Board, the Plan Securities are liable to clawback under any Clawback Policy. 10.4 LAPSE OF PLAN SECURITIES WHERE A CORPORATE CONTROL EVENT OCCURS If the Board makes a determination under Rule 13.1(c) that any Plan Securities held by a Participant will lapse, those Plan Securities will lapse on the date determined by the Board under that Rule 13.1(c). 10.5 LAPSE OF OPTIONS ON LAST EXERCISE DATE If a Participant fails to exercise any Vested Options by the Last Exercise Date, those Options will lapse on the Last Exercise Date. 10.6 TIMING OF LAPSE A Plan Security held by a Participant will lapse upon the earliest to occur of: (a) the Plan Security lapsing under any of Rules 10.1, 10.2, 10.3, 10.4 or 10.5; or (b) the date that is seven years after the Date of Grant for the Plan Security or any other date nominated as the expiry date in the Offer Document. 10.7 ENTITLEMENTS AND RIGHTS CEASE On the lapse of a Plan Security under this Rule 10, all rights of a Participant in respect of the Plan Security under the Plan cease and no compensation will be payable to the Participant for the lapse of the Plan Security. 11. Dealings with Options and Rights 11.1 OPTIONS AND RIGHTS PERSONAL Except where Options or Rights have been transferred under Rule 11.3, Options and Rights held by a Participant are personal to the Participant and, in the case of Options, may not be exercised by another person. 11.2 NO UNAUTHORIZED DISPOSAL Except as permitted under Rule 11.3, a Participant must not dispose of or grant a Security Interest over, or otherwise engage in any Dealing with, an Option or Right or any interest in an Option or Right, and any Security Interest or disposal or dealing granted or undertaken contrary to this Rule is not recognized in any manner by the Company. 11.3 PERMITTED TRANSFER OF OPTIONS AND RIGHTS The Board may determine that Options or Rights may be transferred, by an instrument of transfer, where the transfer would be: (a) a transfer constituting the necessary transfer documents following an acceptance of an offer made under an off‑market bid made under Chapter 6 of the Corporations Act relating to Options or Rights; (b) a transfer to a bidder on the sale of the Options or Rights under Division 3 of Part 6A.1 of the Corporations Act;

2025 Notice of Annual General Meeting and Explanatory Notes 74 (c) a transfer to a 100% holder on the sale of the Options or Rights under Division 2 of Part 6A.2 of the Corporations Act; (d) a transfer under Part 6A.3 of the Corporations Act to a person entitled to acquire the Options or Rights under section 661A or 664A of the Corporations Act; or (e) a transfer approved by the Board in any other circumstances as may be determined by the Board. The Board must notify Participants if a circumstance set out in this Rule 11.3 occurs and the Board authorizes transfer of Options or Rights pursuant to this Rule. 12.  Participation rights, bonus issues, rights issues, reorganizations of capital and winding up 12.1 APPLICATION OF THIS RULE This Rule 12 only applies to Participants who hold Options or Rights that have not lapsed in accordance with the Rules. 12.2 NEW ISSUES A Participant is not entitled to participate in any new issue to existing holders of securities in the Company by virtue of holding an Option or Right unless: (a) in the case of an Option, the Option has become a Vested Option and been validly exercised by the Participant; or (b) in the case of a Right, the Right has become a Vested Right and been converted, and a Share has been issued or transferred to, and registered in the name of, the Participant (in satisfaction of the Option or Right) before the record date for the determination of entitlements to the new issue of securities (in which case, the Participant will participate in the new issue as a result of being the holder of the Share). The Company will give Participants, in accordance with the Listing Rules, notice of any new issue of securities before the record date for determining entitlements to the new issue. 12.3 BONUS ISSUES If the Company makes a bonus issue of Shares or other securities to existing holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Share has been Allocated in respect of an Option or Right held by a Participant before the record date for determining entitlements to the bonus issue, then: (a) the number of Shares to which the Participant is entitled on exercise of the Option or conversion of the Right (as applicable) will be increased by the number of Shares that the Participant would have received if the Participant had exercised the Option or the Right had converted (as applicable) and acquired the underlying Share prior to such record date; and (b) in the case of an Option, no change will be made to the Exercise Price (if any).

75 OPTHEA Annexure B Long‑Term Incentive Plan Rules (continued) 12.4 PRO‑RATA ISSUES If the Company makes a pro‑rata issue of Shares to existing holders of Shares (other than a bonus issue, or an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Share has been Allocated in respect of an Option or Right before the record date for determining entitlements to the issue, then: (a) in the case of an Option, the Exercise Price (if any) of the Option will be reduced in accordance with the relevant formula set out in the Listing Rules applying to options at the time of the pro‑rata issue, and there will be no change to the number of Shares to which the relevant Participant is entitled on exercise of the Option; and (b) in the case of a Right, but subject to Rule 18.3, the Board may determine, in its sole discretion, whether any adjustment will be made to the terms of the Right (including, without limitation, whether or not there will be any resulting increase in the number of Shares to which the relevant Participant will be entitled on conversion of the Right and the manner in which any such increase will be calculated). 12.5 REORGANIZATION OF CAPITAL If, prior to the Allocation of Shares to a Participant in respect of Options or Rights held by the Participant, there is a reorganization of capital of the Company (including a consolidation, subdivision, reduction or return of capital), then the rights of each Participant (including, where applicable, the number of Options or Rights (or both), and the Exercise Price (if any) of any Options, held by the Participant) will be amended to the extent necessary to comply with the ASX Listing Rules applying to a reorganization of capital at the time of the reorganization (whether or not the ASX Listing Rules apply to the Company at the time and, in the case of Rights, on the same basis as required by the ASX Listing Rules applying to Options). 12.6 WINDING UP If, while a Participant holds Options or Rights, a resolution for a members’ voluntary winding up of the Company is proposed (other than for the purpose of a reconstruction or amalgamation) the Board may, in its sole discretion: (a) in the case of Options, give written notice to the Participant of the proposed resolution, in which case, subject to the applicable Vesting Conditions (if any) being satisfied (or waived by the Board), the Participant may, during the period referred to in the notice, exercise the Option provided that no Option will be capable of exercise later than the Last Exercise Date; and (b) in the case of Rights, determine that the Rights are Vested Rights and that on conversion, Shares will be Allocated in respect of the Rights on a date specified by the Board and notified to the Participant. 12.7 ROUNDING For the purposes of this Rule 12, if Options are exercised simultaneously or Rights are converted simultaneously, then the number of Shares or fractions of Shares that the Participant is entitled to be Allocated in respect of those Options or Rights may be aggregated and, in the case of Options with an Exercise Price, the Exercise Price payable by the Participant in respect of those Options may be aggregated. Fractions in the aggregate number or amount will be dealt with as follows (unless otherwise required by the Listing Rules): (a) fractions in the aggregate number of Shares that the Participant is entitled to be Allocated on such exercise or conversion will be rounded down to the next lower whole number; and (b) fractions in the aggregate Exercise Price of Options payable by the Participant on exercise of those Options will be rounded up to the next higher whole cent. 12.8 CALCULATIONS AND ADJUSTMENTS Any calculations or adjustments which are required to be made under this Rule 12 will be made by the Board and, in the absence of manifest error, are final and conclusive and binding on the Company and each Participant.

2025 Notice of Annual General Meeting and Explanatory Notes 76 12.9 NOTICE OF CHANGE The Company must, within a reasonable period, give to each Participant notice of any change under Rule 12 to the Exercise Price (if any) of any Options held by a Participant or to the number of Shares that the Participant is entitled to be Allocated following exercise of an Option or conversion of a Right. 13. Corporate Control Events 13.1 TREATMENT OF PLAN SECURITIES ON A CORPORATE CONTROL EVENT Subject to Rule 13.4 and Applicable Law, and without limiting Rule 7.3, the Board may, in its sole discretion, determine that, where a Corporate Control Event has occurred or occurs in the future, any one or more of the following things will occur: (a) all or a specified proportion of any Unvested Rights then held by a Participant will be taken to have become vested Plan Rights (and that any Vesting Conditions applicable to those Unvested Rights that have not been, or are not then capable of being, satisfied will be waived), on a date determined by the Board, and that the Share Allocation Date or Share Allocation Period for those Rights will be brought forward to an earlier date or period determined by the Board; (b) all or a specified proportion of any Unvested Options then held by a Participant will be taken to have become vested Options (and that any Vesting Conditions applicable to those Unvested Rights that have not been, or are not then capable of being, satisfied will be waived), on a date determined by the Board, and that the First Exercise Date or Last Exercise Date (or both) for those Options will be brought forward to an earlier date or dates determined by the Board; (c) if the Board has determined under paragraph (a) or (b) above that a specified proportion of any Unvested Rights or Unvested Options then held by a Participant will be taken to have become vested Rights or Options (as the context requires), the balance of those Unvested Rights or Options will lapse on a date determined by the Board (or otherwise remain on foot); (d) the First Exercise Date or Last Exercise Date (or both) for any Vested Options then held by a Participant will be brought forward to an earlier date determined by the Board; or (e) the Share Allocation Date or Share Allocation Period for any Vested Rights held by a Participant will be brought forward to an earlier date or period determined by the Board. 13.2 BOARD DETERMINATIONS UNDER RULE 13.1 Without limiting Rule 13.1, the Board may make a determination under Rule 13.1: (a) at any time (including before an Offer is made and Plan Securities are issued to an Eligible Employee, or at any other time before (or at any time after) a Corporate Control Event occurs); (b) in respect of any one or more particular Eligible Employees or Participants, or class of Eligible Employees or Participants; (c) in respect of any particular type or types of Plan Securities; and (d) in respect of any particular Corporate Control Event, or any specified class or classes of Corporate Control Event (including any Corporate Control Events that satisfy any requirements or conditions determined by the Board).

77 OPTHEA Annexure B Long‑Term Incentive Plan Rules (continued) 13.3 BOARD DETERMINATION AS TO PRO RATA VESTING In making any determination under Rule 13.1 as to a specified proportion of any Unvested Plan Securities that will be taken to become Vested Plan Securities, the Board may (without limitation) have regard to either or both of the following: (a) the proportion of the Performance Period applicable to those Unvested Plan Securities (or, if no Performance Period applies to the Unvested Plan Securities, the proportion of the period from the Date of Grant of those Plan Securities to the date specified in Rule 7.1(b)) that has, or will have, elapsed when the relevant Corporate Control Event occurs (or by any later date determined by the Board); and (b) the extent to which any performance‑based Vesting Conditions would be satisfied if they were measured and applied by reference to performance against those performance conditions up to, or at the time of, the relevant Corporate Control Event or Board determination, and expectations of future performance against those conditions. 13.4 TERMS OF OFFER PREVAIL If the Board makes a determination under Rule 13.1 before an Offer of Plan Securities is made to an Eligible Employee, details of that determination must be included in the Offer Document for that Offer and the treatment of those Plan Securities where a Corporate Control Event occurs will be determined in accordance with that determination to the extent that it is applicable in relation to the particular Corporate Control Event, but that determination will not otherwise be taken to limit the Board’s powers under Rule 13.1. 14.  Restriction on disposal of Shares acquired pursuant to exercise of Options or conversion of Rights 14.1 RESTRICTED SHARES This Rule 14 applies to Shares Allocated to a Participant pursuant to exercise of Options or conversion of Rights (as applicable) if the Offer Document for those Options or Rights specified that any Shares so Allocated would be subject to restrictions on disposal under this Rule 13 and the period for which these restrictions would apply (Restriction Period). Any Shares to which this Rule 13 applies are Restricted Shares for the purposes of this Rule. 14.2 NO DISPOSAL DURING RESTRICTION PERIOD A holder of Restricted Shares must not dispose of or engage in any other Dealing with any of those Restricted Shares, or any interest in those Restricted Shares, for the duration of the Restriction Period. 14.3 REFUSAL TO REGISTER TRANSFER (a) Subject to the Listing Rules, the Company must refuse to register a paper‑based transfer, and must apply or cause to be applied a Holding Lock to prevent a transfer, of any Restricted Shares, and the Company may take any other steps that it considers necessary or appropriate to enforce and give effect to the disposal restrictions under this Rule 13. (b) Each Participant: (i) irrevocably authorizes the Company to apply a Holding Lock to any Restricted Shares held by that Participant; and (ii) undertakes not to request the removal of the Holding Lock (or permit or authorize another person to do so), while those Restricted Shares are subject to restriction on disposal under this Rule 13.

2025 Notice of Annual General Meeting and Explanatory Notes 78 14.4 RELEASE OF HOLDING LOCK On the expiry of any applicable Restriction Period, the Company must, as soon as reasonably practicable, lift the Holding Lock in respect of the relevant Shares and must notify the holder of the Shares that the Holding Lock has been lifted. 14.5 NOTIFICATION UPON REQUEST BY PARTICIPANT The Company must, if requested, notify the holder of the Shares of the particular date on which when the Holding Lock was lifted under Rule 14.4. 15. Quotation of Options or Rights 15.1 NO QUOTATION OF OPTIONS OR RIGHTS The Company will not seek official quotation of any Options or Rights. 15.2 QUOTATION OF SHARES The Company must, to the extent required by Listing Rule 2.4, apply to ASX for quotation of any Shares issued: (a) following exercise of Options; or (b) on conversion of Rights, if Shares are officially quoted by ASX at that time. The Company will also use commercially reasonable efforts to register any Shares issues following exercise of Options or conversion of Rights under the U.S. Securities Act of 1933, as amended, including pursuant to a Registration Statement on Form S‑8. 16. Power of Attorney 16.1 APPOINTMENT OF ATTORNEY By accepting an Offer for Plan Securities and agreeing to become a Participant and be bound by the Plan Rules, the relevant Participant irrevocably appoints the Company, each company secretary of the Company from time to time and any other person nominated from time to time by the Company (each an Attorney), severally, as the Participant’s attorney, to: (a) do all acts, matters and things (including executing any instrument of transfer or other document) that the Attorney considers necessary or desirable to Allocate Shares to the Participant in respect of any Vested Options that have been exercised by the Participant or any Vested Rights held by the Participant, including all acts, matters and things to be done in order that Shares may be acquired by and registered in the name of the Participant; (b) do all acts, matters and things (including executing any instrument of transfer or other document) to exercise and give effect to the power of sale referred to in Rule 17.7(b); and (c) appoint an agent to do any of the things referred to in paragraphs (a) and (b) above. This power of attorney is given by each Participant for valuable consideration. 16.2 RATIFICATION OF ACTIONS The Participant will confirm and ratify everything which an Attorney may do pursuant to any power set out in Rule 16.1 and no person dealing with the Attorney shall be bound or concerned to enquire as to the occasion for or the regularity of the exercise of any such power.

79 OPTHEA Annexure B Long‑Term Incentive Plan Rules (continued) 16.3 INDEMNITY The Participant will indemnify and keep indemnified the Attorney against all losses, liabilities, costs, expenses, proceedings, claims, actions, demands, and damages in consequence of or arising out of the exercise by the Attorney of any of the powers granted under this Rule 16. 17. Administration The Plan is administered by the Board. 17.1 POWERS OF THE BOARD The Board has power to: (a) exercise all powers and discretions vested in it under these Rules; (b) determine appropriate procedures and make regulations and guidelines for the administration and operation of the Plan that are not inconsistent with these Rules; (c) resolve conclusively all questions of fact or interpretation arising in connection with the Plan; (d) terminate or suspend the operation of the Plan at any time, provided that the termination or suspension does not adversely affect or prejudice the rights of Participants holding Options, Rights or Restricted Shares at that time or contravene any Applicable Law; (e) take and rely on independent professional or expert advice in or in relation to the exercise of any of their powers or discretions under these Rules; (f) appoint a trustee to acquire and hold Shares on behalf of Participants or otherwise for the purposes of the Plan; and (g) administer the Plan in accordance with these Rules as and to the extent provided in these Rules. 17.2 DELEGATION The Board and the Company may each delegate any functions, powers and discretions conferred on it under these Rules or under any Offer Document (including this power to delegate) to any committee, person or persons it considers appropriate, for such period and on such conditions as it thinks fit. Without limiting the generality of this Rule, the Board or the Company (as the case may be) may appoint, and delegate some or all of the responsibilities of administration of the Plan, to a third party provider of employee share plan administration services. 17.3 EXERCISE OF POWERS OR DISCRETION Any power or discretion which is conferred on the Board by these Rules may be exercised by the Board in the interests or for the benefit of the Company, and the Board is not, in exercising that power or discretion, under any fiduciary or other obligation to another person, including a Participant. 17.4 DETERMINATIONS (a) Where these Rules provide for a determination, decision, approval or opinion of the Board, that determination, decision, approval or opinion may be made or given by the Board in its sole discretion. (b) Where these Rules refer to an opinion or state of mind (however described) of a group of persons (including the Board), the group of persons will be taken to have that opinion or state of mind if persons constituting a majority of the group each have that opinion or state of mind.

2025 Notice of Annual General Meeting and Explanatory Notes 80 (c) In the absence of manifest error, any determination, decision, approval or opinion of the Board as to the interpretation, effect or application of the Rules will be final. (d) Any calculations that are required to be made under these Rules or the terms and conditions applicable to any Plan Security will be made by the Board and, in the absence of manifest error, will be final. 17.5 EXPENSES AND COSTS Subject to these Rules, the Group must pay all expenses, costs and charges incurred in the administration of the Plan (excluding any costs incurred by a Participant’s disposal of Shares). 17.6 BOARD MEMBERS NOT LIABLE To the extent permitted by law, no member of the Board (including delegates and sub‑delegates of the Board) shall be liable for anything done, or omitted to be done by him or her or by any other member of the Board in connection with the Plan, except for his or her own willful misconduct or as expressly provided by law. 17.7 PARTICIPANTS RESPONSIBLE FOR TAX IN RESPECT OF OPTIONS, RIGHTS AND SHARES (a) No Group Company is responsible for any Tax which may become payable by a Participant in connection with the issue, acquisition or disposal of Options, Rights, or Shares Allocated to the Participant pursuant to the exercise of Options or conversion of Rights, or any other dealing by a Participant with Options, Rights or Shares. For the avoidance of doubt, this does not prevent a Group Company from complying with any obligation to deduct or withhold Tax and any other amounts required by law to be deducted or withheld from any payments made to a Participant in respect of any Cash‑Settled Plan Securities in accordance with a determination of the Board under Rule 9.5. (b) If the Company or any other Group Company becomes liable to pay any ‘TFN withholding tax (ESS)’ pursuant to Section 14‑155 of Schedule 1 to the Taxation Administration Act 1953 (Cth), or any other Taxes in respect of a Participant’s Options, Rights or Shares Allocated to the Participant pursuant to the exercise of Options or conversion of Rights, the Company will, in addition to any rights afforded to it or any other Group Company by the Taxation Administration Act 1953 (Cth) or any other legislation or by law and failing any arrangement satisfactory to the Company being entered into with the Participant to meet or reimburse the Company or any Group Company for any such Tax liability, be entitled to sell all or any of the Shares acquired by the Participant under this Plan for and on behalf of, and as attorney for, the Participant and to apply the proceeds firstly in and towards meeting or reimbursing the Company or any Group Company for such Tax liability and to pay any balance to the Participant. This Rule 17.7(b) does not apply to any obligations to deduct or withhold Tax and any other amounts required by law to be deducted or withheld from any payments made to a Participant in respect of any Cash‑Settled Plan Securities in accordance with a determination of the Board under Rule 9.5. 18. Amendment to Rules 18.1 BOARD MAY AMEND RULES Subject to the Listing Rules and Rule 18.3, the Board may, in its sole discretion, at any time: (a) amend or add to any of these Rules (or the terms and conditions of any Plan Security issued under the Plan); or (b) waive or modify the application of any of these Rules (or the terms and conditions of any Plan Security issued under the Plan) in relation to any Participant or class of Participants. Any amendment may be given such retrospective effect as the Board may determine from time to time.

81 OPTHEA Annexure B Long‑Term Incentive Plan Rules (continued) 18.2 WAIVER OR AMENDMENT Neither the Board nor the Company will be taken to have waived any provision of, or any right or entitlement under, these Rules, or agreed to any amendment of or addition to the Rules, unless it does so expressly in writing and provided further that any waiver or amendment of, or addition to, these Rules (or of any right or other entitlement under these Rules) is permitted by the Listing Rules. 18.3 CONSENT OF PARTICIPANTS REQUIRED Subject to Rule 18.4, if an amendment or addition proposed to be made under Rule 18.1 would in the opinion of the Board materially adversely affect the existing rights of Participants in respect of any Plan Securities then held by them, the Board must obtain the consent of Participants who between them hold not less than 75% of the total number of the particular Plan Securities in respect of which Participants’ rights would be adversely affected by the proposed amendment, before making the amendment or addition. 18.4 EXCEPTIONS TO REQUIREMENTS OF RULE 18.4 Rule 18.3 does not apply to any amendment or addition proposed under Rule 18.1 that the Board considers necessary or desirable: (a) to correct a manifest error or mistake; (b) for the primary purpose of ensuring that the maintenance, administration and operation of the Plan (including the making of Offers, issue and vesting of Plan Securities, exercise of Options, conversion of Rights and Allocation and release of Shares) complies with present and future Applicable Law (having regard to any changes or proposed changes in Applicable Law); or (c) having regard to any possible adverse taxation implications, or the conditions for maintaining or obtaining any concessional taxation treatment, for any Group Company or Participants in connection with the administration or operation of, or participation in, the Plan, including as a result of: (i) any changes to the Tax Act or any other applicable taxation legislation (including an official announcement by the Commonwealth of Australia); (ii) the issue of any public or private rulings, determinations, interpretative decisions, circulars, decision impact statements, or other statements by the Commissioner of Taxation or any other person or authority administering applicable taxation legislation; or (iii) changes in the interpretation of any applicable taxation legislation by a court of competent jurisdiction. 18.5 EXERCISE OF DISCRETIONS UNDER RULES To avoid doubt, the exercise by the Board of a discretion or power conferred or specifically contemplated by any other provision of these Rules or the terms of an Offer will not constitute an amendment under Rule 18.1. 18.6 ELIGIBLE EMPLOYEES OUTSIDE AUSTRALIA The Board may make any additions, variations or modifications to the Rules it thinks necessary or desirable in relation to the implementation of the Plan, and the specific application of the Rules, to Eligible Employees residing outside Australia.

2025 Notice of Annual General Meeting and Explanatory Notes 82 19. Rights of Participants These Rules: (a) do not confer on any Participant any right or entitlement if that right or entitlement could only be provided with approval of the Company’s shareholders and that approval has not been obtained; (b) do not confer on any Employee the right to receive any Offer, Options or Rights, nor any basis for expecting that the Eligible Employee will receive any of those things; (c) do not confer on any Eligible Employee the right to continue as an Employee; (d) do not form part of or constitute any variation to, and are not incorporated into, any contract with any Participant (whether or not they are an Employee); (e) do not affect any rights which the Company or an Associated Body Corporate may have to terminate the employment of an Eligible Employee; and (f) may not be used to increase damages in an action brought against the Company or an Associated Body Corporate in any circumstances, including in respect of the termination of employment of an Eligible Employee. 20. No representation as to Tax consequences None of the Company, any other Group Company, any representative of or adviser to a Group Company, or the Board: (a) represents or warrants that the Plan will have any particular taxation or financial consequences or that any Eligible Employee or Participant will gain any taxation or financial advantage by participating in the Plan; and (b) are liable for any Taxes imposed upon or duties assessed against a Participant as a consequence of the Participant’s participation in the Plan, the receipt by the Participant of Options, Rights or Shares under the Plan or other Dealing in Options, Rights or Shares by the Participant. 21. Notices 21.1 SERVICE OF NOTICES A notice, document, consent, approval or communication under the Rules (Notice) is validly given if it is: (a) hand delivered to the intended recipient; (b) sent by prepaid post or facsimile to the intended recipient’s address for Notices specified in Rule 21.3¸ as varied by any Notice given by the recipient to the sender; (c) in the case of a Notice to be given to an Eligible Employee or a Participant, sent or notified by electronic means (including, without limitation, by electronic notification that the Notice may be accessed using electronic means specified in the notification) to the person’s last known electronic address shown in the records of any Group Company, as varied by any Notice received by the Company (or, in the case of an Eligible Employee, any other Group Company that employs the Eligible Employee) from that person; or (d) given in any other manner that the Board from time to time determines.

83 OPTHEA Annexure B Long‑Term Incentive Plan Rules (continued) 21.2 EFFECTIVE ON RECEIPT A Notice given in accordance with Rule 21.1 takes effect when taken to be received (or at a later time specified in it), and is taken to be received: (a) if hand delivered, on delivery; (b) if sent by prepaid post, two Business Days after the date of posting (or seven Business Days after the date of posting if posted to or from a place outside Australia); (c) if sent by facsimile, when the sender’s facsimile system generates a message confirming successful transmission of the entire Notice unless, within eight Business Hours after the transmission, the recipient informs the sender that it has not received the entire Notice; and (d) if sent or notified by electronic means, on the day on which it is sent or notified, but if the delivery, receipt or transmission is not on a Business Day or is after 5:00pm on a Business Day, the Notice is taken to be received at 9:00am (addressee’s time) on the next Business Day. 21.3 ADDRESS The address of an Eligible Employee and the Company for the purposes of giving a Notice is: (a) in the case of the Company, at the address of its registered office from time to time, which at the date of adoption of this Plan is Level 0403, 650 Chapel Street, South Yarra, Victoria, Australia, 3141; and (b) in the case of the Eligible Employee, the address of the Eligible Employee as specified in the employment records of the Group Company that employs the Eligible Employee. 22. Governing law These Rules and the rights and obligations of Participants under the Plan are governed by the laws of Victoria, Australia, and each Participant irrevocably and unconditionally submits to the non‑exclusive jurisdiction of the courts of Victoria, Australia. 23. Advice Eligible Employees and Participants should obtain their own independent advice at their own expense on the financial, taxation and other consequences to them of, or relating to, participation in the Plan.

2025 Notice of Annual General Meeting and Explanatory Notes 84 This page has been left blank intentionally. colliercreative.com.au #OPT0050

OPTHEA Opthea limited ABN 32 006 340 567 Need assistance? Phone: 1300 850 505 (within Australia) +61 3 9415 5000 (outside Australia) Online: www.investorcentre.com/contact OPT MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030 Opthea Limited Annual General Meeting The Opthea Limited Annual General Meeting will be held on Tuesday, 11 November 2025 at 9:00am (AEDT). You are encouraged to participate in the meeting using the following options: MAKE YOUR VOTE COUNT To lodge a proxy form, access the notice of Annual General Meeting and other meeting documentation visit www.investorvote.com.au and use the below information: Control Number: 999999 SRN/HIN: I9999999999 PIN: 99999 For Intermediary Online subscribers (custodians) go to www.intermediaryonline.com For your proxy appointment to be effective it must be received by 9:00am (AEDT) on Sunday, 9 November 2025. ATTENDING THE MEETING VIRTUALLY To watch the webcast, ask questions and vote on the day of the meeting, please visit: https://meetnow.global/MSRDPVW For instructions refer to the online user guide www.computershare.com.au/virtualmeetingguide You may elect to receive meeting-related documents, or request a particular one, in electronic or physical form and may elect not to receive annual reports. To do so, contact Computershare. Samples/000001/000003

OPTHEA Opthea limited ABN 32 006 340 567 Need assistance? Phone: 1300 850 505 (within Australia) +61 3 9415 5000 (outside Australia) Online: www.investorcentre.com/contact OPT MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030 YOUR VOTE IS IMPORTANT For your proxy appointment to be effective it must be received by 9:00am (AEDT) on Sunday, 9 November 2025. Proxy Form How to Vote on Items of Business All your securities will be voted in accordance with your directions APPOINTMENT OF PROXY Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law and Opthea's constitution). If you mark more than one box on an item your vote will be invalid on that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. Appointing a second proxy: A securityholder who is entitled to cast two or more votes is entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you should specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in step 1 overleaf. A proxy need not be a securityholder of Opthea Limited. SIGNING INSTRUCTIONS FOR POSTAL FORMS Individual: Where the holding is in one name, the securityholder must sign. Joint Holding: Where the holding is in more than one name, all of the joint securityholders should sign. Power of Attorney: If you have not already lodged the power of attorney with the registry, please attach a certified photocopy of the power of attorney to this form when you return it. Companies: Proxies given by a company must be signed either under seal or under the hand of a duly authorised attorney. In addition, should the constitution of a company permit the execution of documents without using a common seal, where the company has a sole director who is also the sole company secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001 (Cth)) does not have a company secretary, a sole director can also sign alone. Otherwise this form must be signed by a director jointly with either another director or a company secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable. PARTICIPATING IN THE MEETING Corporate Representative If a representative of a corporate securityholder or proxy is to participate in the meeting you will need to provide the appropriate “Appointment of Corporate Representative”. A form may be obtained from Computershare or online at www.investorcentre.com/au and select "Printable Forms". Lodge your Proxy Form: XX Online: Lodge your proxy form online at www.investorvote.com.au using your secure access information or use your mobile device to scan the personalised QR code. Your secure access information is Control Number: 999999 SRN/HIN: I9999999999 PIN: 99999 For Intermediary Online subscribers (custodians) go to www.intermediaryonline.com By Mail: Computershare Investor Services Pty Limited GPO Box 242 Melbourne VIC 3001 Australia By Fax: 1800 783 447 within Australia or +61 3 9473 2555 outside Australia PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential. You may elect to receive meeting-related documents, or request a particular one, in electronic or physical form and may elect not to receive annual reports. To do so, contact Computershare. Samples/000001/000004/i12

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with '**X**') should advise your broker of any changes.

I 9999999999 I ND

Proxy Form

Please mark ☒ to indicate your directions

Step 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Opthea Limited hereby appoint

☐ **the Chair of the meeting** **OR** ________________

PLEASE NOTE: Leave this box blank if you have selected the Chair of the meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chair of the meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Opthea Limited to be held as a virtual meeting on Tuesday, 11 November 2025 at 9:00am (AEDT) and at any adjournment or postponement of that meeting.
Chair authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chair of the meeting as my/our proxy (or the Chair becomes my/our proxy by default), I/we expressly authorise the Chair to exercise my/our proxy on Resolutions 3 - 6 (except where I/we have indicated a different voting intention in step 2) even though Resolutions 3 - 6 are connected directly or indirectly with the remuneration of a member of key management personnel, which may include the Chair.
Important Note: If the Chair of the meeting is (or becomes) your proxy you can direct the Chair to vote for or against or abstain from voting on Resolutions 3 - 6 by marking the appropriate box in step 2.

Step 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
Resolution 1	Re-election of Director – Dr. Jeremy Levin	☐	☐	☐
Resolution 2	Re-election of Director – Ms. Kathy Connell	☐	☐	☐
Resolution 3	Adoption of remuneration report	☐	☐	☐
Resolution 4	Issue of options to Mr. Lawrence Gozlan under the NED Plan	☐	☐	☐
Resolution 5	Issue of options to Ms. Kathy Connell under the NED Plan	☐	☐	☐
Resolution 6	Issue of options to Dr. Jeremy Levin under the LTIP	☐	☐	☐

The Chair of the meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chair of the meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

Step 3 Signature of Securityholder(s)

This section must be completed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3	
			/ /
Sole Director & Sole Company Secretary	Director	Director/Company Secretary	Date

Update your communication details *(Optional)*

By providing your email address, you consent to receive future Notice of Meeting & Proxy communications electronically

Mobile Number ________________ **Email Address** ________________

OPT 320799A

Computershare

OPTHEA opthea limited ABN 32 006 340 867 OPTRM MR RETURN SAMPLE 123 SAMPLE STREET SAMPLE SUBURB SAMPLETOWN VIC 3030 Dear Securityholder, We have been trying to contact you in connection with your security holding in Opthea Limited. Unfortunately, our correspondence has been returned to us marked “unknown at the current address” (or words to similar effect). For security reasons we have flagged this against your security holding which will exclude you from future mailings, other than notices of meeting. Please note if you have previously elected to receive a hard copy Annual Report (including the financial report, directors’ report and auditor’s report) the dispatch of that report to you has been suspended but will be resumed on receipt of instructions from you to do so. We value you as a securityholder and request that you supply your current address so that we can keep you informed about our company. Where the correspondence has been returned to us in error we request that you advise us of this so that we may correct our records. You are requested to include the following; > Securityholder Reference Number (SRN); > ASX trading code; > Name of company in which security is held; > Old address; and > New address. Please ensure that the notification is signed by all holders and forwarded to our Share Registry at: Computershare Investor Services Pty Limited GPO Box 2975 Melbourne Victoria 3001 Australia Note: If your holding is sponsored within the CHESS environment you need to advise your sponsoring participant (in most cases this would be your broker) of your change of address so that your records with CHESS are also updated. Yours sincerely Opthea Limited Samples/000002/000009/i12

OPTHEA opthea.com